Exhibit 99.1

AVIANCA HOLDINGS S.A.

AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Financial Statements

As of September 30, 2020, and December 31, 2019 and

for the nine-months periods ended September 30, 2020 and 2019

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Index

Unaudited Condensed Consolidated Interim Statement of Financial Position	3
Unaudited Condensed Consolidated Interim Statement of Comprehensive Income	5
Unaudited Condensed Consolidated Interim Statement of Changes in Equity	9
Unaudited Condensed Consolidated Interim Statement of Cash Flows	11
Notes to the Condensed Consolidated Interim Financial Statements	13

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In USD thousands)

	Notes	September 30, 2020	December 31, 2019
Assets
Current assets:
Cash and cash equivalents	8	$254,003	$342,472
Restricted cash	8	24,204	1
Short term investments	11	47,636	55,440
Trade and other receivables, net of expected credit losses	9	134,957	233,722
Accounts receivables from related parties	10	2,580	3,348
Current tax assets	22	175,920	198,719
Expendable spare parts and supplies, net of provision for obsolescence		85,177	88,334
Prepayments		37,814	69,012
Deposits and other assets	11	43,957	39,175

		806,248	1,030,223
Assets held for sale	14	870	681,053

Total current assets		807,118	1,711,276
Non–current assets:
Deposits and other assets	11	45,293	54,074
Trade and other receivables, net of expected credit losses	9	31,175	22,569
Non-current taxes assets	22	—	1
Intangible assets and goodwill, net	13	509,386	505,507
Deferred tax assets		32,493	27,166
Property and equipment, net	12	4,926,885	4,953,317

Total non–current assets		5,545,232	5,562,634

Total assets		$6,352,350	$7,273,910

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In USD thousands)

	Notes	September 30, 2020	December 31, 2019
Liabilities and equity
Current liabilities:
Short-term borrowings and current portion of long-term debt	15	$3,718,166	$872,044
Accounts payable		517,865	530,615
Accounts payable to related parties	10	2,292	3,713
Accrued expenses		39,480	87,610
Current tax liabilities	22	35,708	26,421
Provisions for legal claims	23	21,014	20,244
Provisions for return conditions		9,723	21,963
Employee benefits		113,838	148,678
Air traffic liability		326,636	337,363
Frequent flyer deferred revenue		199,902	187,931
Other liabilities		2,760	5,110

		4,987,384	2,241,692
Liabilities associated with the assets held for sale	14	—	490,458

Total current liabilities		4,987,384	2,732,150
Non–current liabilities:
Long–term debt	15	1,464,138	3,984,279
Accounts payable		12,132	11,931
Provisions for return conditions		149,312	122,425
Employee benefits		79,543	118,337
Deferred tax liabilities		24,800	18,471
Frequent flyer deferred revenue		244,197	229,701
Other liabilities		8,386	51,449

Total non–current liabilities		1,982,508	4,536,593

Total liabilities		$6,969,892	$7,268,743

(Equity deficit) equity:
Common stock		82,600	82,600
Preferred stock		42,023	42,023
Additional paid–in capital on common stock		234,567	234,567
Additional paid–in capital on preferred stock		469,273	469,273
Accumulated losses		(1,173,247)	(543,010)
Other comprehensive income / (loss)	17	(66,313)	(78,120)

(Equity deficit) equity attributable to owners of the Company		(411,097)	207,333
Non–controlling interest		(206,445)	(202,166)

Total (equity deficit) equity		(617,542)	5,167

Total liabilities and (equity deficit) equity		$6,352,350	$7,273,910

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except basic loss per share)

		For the nine months ended September 30,
	Notes	2020	2019
Operating revenue:
Passenger		$799,007	$2,944,559
Cargo and other		588,216	524,809

Total operating revenue	4, 27	1,387,223	3,469,368
Operating expenses:
Flight operations		32,134	65,472
Aircraft fuel		273,514	914,003
Ground operations		158,981	352,132
Rentals	24	4,261	6,286
Passenger services		37,207	137,365
Maintenance and repairs		90,048	200,598
Air traffic		66,208	214,158
Selling expenses		127,449	376,314
Salaries, wages, and benefits		289,256	530,596
Fees and other expenses		209,018	259,018
Depreciation, amortization & impairment	12, 13	402,186	688,784

Total operating expenses		1,690,262	3,744,726

Operating loss		(303,039)	(275,358)

Interest expense		(296,817)	(217,611)
Interest income		5,291	8,112
Derivative instruments		(3,063)	(1,166)
Foreign exchange, net	6	(4,811)	(4,986)
Equity method profit		344	1,044

Loss before income tax		(602,095)	(489,965)
Income tax expense – current	22	(33,429)	(20,438)
Income tax (expense) income – deferred	22	(705)	(5,661)

Total income tax expense		(34,134)	(26,099)

Net loss for the year		$(636,229)	$(516,064)

Basic loss per share. Expressed in dollars	16
Common stock		$(0.63)	$(0.54)
Preferred stock		$(0.63)	$(0.54)

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except basic loss per share)

		For the nine months ended September 30,
	Notes	2020	2019
Net loss for the year		$(636,229)	$(516,064)
Other comprehensive (loss) income:
Items that will not be reclassified to profit or loss in future periods:	17
Remeasurements of defined benefit liability		14,891	(33,077)
Income tax		(3,090)	373

		11,801	(32,704)
Items that will be reclassified to profit or loss in future periods:	17
Effective portion of changes in fair value of hedging instruments		1,209	314
Net change in fair value of financial assets with changes in OCI		510	1,222

		1,719	1,536

Other comprehensive loss, net of income tax		13,520	(31,168)

Total comprehensive loss net of income tax		$(622,709)	$(547,232)
(Loss) profit attributable to:
Equity holders of the parent		(630,237)	(533,748)
Non–controlling interest		(5,992)	17,684

Net loss		$(636,229)	$(516,064)
Total comprehensive (loss) profit attributable to:
Equity holders of the parent		(618,430)	(564,486)
Non–controlling interest		(4,279)	17,254

Total comprehensive loss		$(622,709)	$(547,232)

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands, except basic loss per share)

		For the three months between july 1 and September 30,
	Notes	2020	2019
Operating revenue:
Passenger		$17,167	$1,040112
Cargo and other		189,759	162,451

Total operating revenue	4, 27	206,926	1,202,563
Operating expenses:
Flight operations		10,008	7,133
Aircraft fuel		26,083	297,873
Ground operations		21,994	111,241
Rentals	24	(8,211)	2,591
Passenger services		2,066	42,591
Maintenance and repairs		26,860	89,047
Air traffic		6,591	71,043
Selling expenses		12,594	130,908
Salaries, wages and benefits		50,287	167,358
Fees and other expenses		87,706	90,563
Depreciation, amortization & impairment	12, 13	127,216	164,558

Total operating expenses		363,194	1,174,906

Operating (loss) profit		(156,268)	27,657

Interest expense		(104,401)	(70,186)
Interest income		2,626	2,276
Derivative instruments		(2,657)	(1,803)
Foreign exchange, net	6	(10,360)	13,958
Equity method profit		—	311

Loss before income tax		(271,060)	(27,787)
Income tax expense – current	22	(12,486)	(5,381)
Income tax income – deferred	22	17	(6,956)

Total income tax expense		(12,469)	(12,337)

Net loss for the year		$(283,529)	$(40,124)

Basic loss per share. Expressed in dollars	16
Common stock		$(0.28)	$(0.05)
Preferred stock		$(0.28)	$(0.05)

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In USD thousands) except basic loss per share

		For the three months between July 1 and September 30,
	Notes	2020	2019
Net loss for the year		$(283,529)	$(40,124)
Other comprehensive income (loss):
Items that will not be reclassified to profit or loss in future periods:	17
Revaluation (Devaluation) of administrative property		1,871
Remeasurements of defined benefit liability		20,656	(22,358)
Income tax		332	170

		22,859	(22,188)
Items that will be reclassified to profit or loss in future periods:	17
Effective portion of changes in fair value of hedging instruments		(1,590)	2,866
Net change in fair value of financial assets with changes in OCI		101	272

		(1,489)	3,138

Other comprehensive income (loss), net of income tax		21,370	(19,050)

Total comprehensive loss net of income tax		$(262,159)	$(59,174)
(Loss) profit attributable to:
Equity holders of the parent		(279,967)	(48,620)
Non–controlling interest		(3,562)	8,496

Net loss		$(283,529)	$(40,124)
Total comprehensive (loss) profit attributable to:
Equity holders of the parent		(261,045)	(67,646)
Non–controlling interest		(1,114)	8,472

Total comprehensive loss		$(262,159)	$(59,174)

See accompanying notes to unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In USD thousands)

		For the nine months ended September 30, 2020
		Common Stock	Preferred Stock	Additional paid-in capital		Other comprehensive income		Accumulated losses	(Equity deficit) equity attributable to owners of the Company	Non- controlling interest	Total (equity deficit) equity
	Notes			Common Stock	Preferred Stock	OCI Reserves	Revaluation
Balance at December 31, 2019		$82,600	$42,023	$234,567	$469,273	$(118,815)	$40,695	$(543,010)	$207,333	$(202,166)	$5,167

Net loss		—	—	—	—	—	—	(630,237)	(630,237)	(5,992)	(636,229)
Other comprehensive income	17	—	—	—	—	11,807	—	—	11,807	1,713	13,520

Balance at September 30, 2020		$82,600	$42,023	$234,567	$469,273	$(107,008)	$42,493	$(1,173,247)	$(411,097)	$(206,445)	$(617,542)

See accompanying notes unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In USD thousands)

		For the nine months ended September 30, 2019
		Common Stock	Preferred Stock	Additional paid-in capital		Other comprehensive income		Accumulated earnings	Equity attributable to owners of the Company	Non- controlling interest	Total equity
	Notes			Common Stock	Preferred Stock	OCI Reserves	Revaluation
Balance at December 31, 2018		$82,600	$42,023	$234,567	$469,273	$(82,030)	$37,934	$386,087	$1,170,454	$(177,993)	$992,461

Net loss		—	—	—	—	—	—	(533,748)	(533,748)	17,684	(516,064)
Other comprehensive income	17	—	—	—	—	(30,738)	—	—	(30,738)	(430)	(31,168)
Sale of subsidiaries		—	—	—	—	—	—	—	—	(7,712)	(7,712)
Dividends decreed	26	—	—	—	—	—	—	(15,385)	(15,385)	(30,000)	(45,385)

Balance at September 30, 2019		$82,600	$42,023	$234,567	$469,273	$(112,768)	$37,934	$(163,046)	$590,583	$(198,451)	$392,132

See accompanying notes unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In USD thousands)

		For the nine months ended September 30,
	Notes	2020	2019
Cash flows from operating activities:
Net loss for the period		$(636,229)	$(516,064)
Adjustments for:
Provision net of expected credit losses	9	6,836	47,352
Provision for expandable spare parts and supplies obsolescence		(945)	871
(Recovery) provision for return conditions, net		(2,062)	22,465
(Recovery) provisions for legal claims, net	23	798	10,906
Depreciation, amortization & impairment		402,186	468,134
Impairment assets held for sale		—	220,650
Sale and leaseback transactions amortization		(49,243)	(4,049)
Gains on disposal of assets		(77,567)	14,122
Sale Subsidiary		—	4,704
Fair value adjustment of financial instruments		3,063	1,166
Interest income		(5,291)	(8,112)
Interest expense		296,817	217,611
Deferred tax	22	705	5,661
Current tax	22	33,429	20,438
Unrealized foreign currency gain		(2,357)	(8,809)
Changes in:
Accounts receivable		56,467	41,112
Expendable spare parts and supplies		4,102	(5,988)
Prepayments		31,040	15,044
Net current tax		11,182	—
Deposits and other assets		1,601	42,739
Accounts payable and accrued expenses		(102,293)	1,842
Air traffic liability		(10,685)	(52,469)
Frequent flyer deferred revenue		26,467	(12,234)
Provision for return conditions		7,281	(1,316)
Employee benefits		(38,352)	(8,648)
Income tax paid		(10,861)	(36,614)

Net cash (used) provided by operating activities		$(53,911)	480,514
Cash flows from investing activities:
Restricted cash		(24,203)	4.559
Interest received		5,276	8.073

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In USD thousands)

		For the nine months ended September 30,
	Notes	2020	2019
Advance payments on aircraft purchase contracts	12	—	(18.701)
Sale of advance on aircraft purchase contracts		50,004	30.312
Acquisition of property and equipment	12	(63,180)	(198.114)
Proceeds from sale of property and equipment		329,587	57.134
Redemption in certificates of bank deposits		7,804	7.295
Acquisition of intangible assets		(29,624)	(27.325)
Proceeds sales of investments		—	7.700

Net cash provided (used) in investing activities		$275,664	$(129,067)
Cash flows from financing activities:
Proceeds from loans and borrowings	15	77,917	311,493
Repayments of loans and borrowings	15	(309,523)	(478,254)
Interest paid	15	(77,066)	(184,710)
Dividends paid		—	(14,057)
Dividends paid to minority shareholding	26	—	(30,000)

Net cash used in financing activities		$(308,672)	(395,528)
Net decrease in cash and cash equivalents		(86,919)	(44,081)
Effect of movements in exchange rates on cash held		(1,550)	(5,339)
Cash on deconsolidation of subsidiary		—	(11,755)
Cash and cash equivalents at beginning of year		342,472	273,108

Cash and cash equivalents at end of year		$254,003	$211,933

See accompanying notes unaudited condensed consolidated interim financial statements

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(1)	Reporting entity

Avianca Holdings S.A. (the “Group” or “Avianca Holdings S.A.”), a Panamanian corporation whose registered address is at Calle Aquilino de la Guardia No. 8 IGRA Building, Panama City, Republic of Panama, was incorporated on October 5, 2009 under the name SK Holdings Limited in and under the laws of the Commonwealth of the Bahamas. Subsequently, the Company changed its corporate name as follows on March 10, 2010 to AviancaTaca Limited, on January 28, 2011 to AviancaTaca Holding, S.A and on March 3, 2011 changed its registered offices to Panama. In 2011, AviancaTaca listed its shares in the Bolsa de Valores de Colombia (“BVC”) and was listed as PFAVTA: CB. On March 21, 2013, the Company changed its legal name from AviancaTaca Holding S.A. to Avianca Holdings S.A. and its listing name to PFAVH: CB. On November 6, 2013, the Company listed its shares on the New York Stock Exchange (NYSE) and was list as AVH. On June 1, 2020, the Company’s ADSs were derecognized on the New York Stock Exchange (NYSE).

Synergy Aerospace Corp currently has the majority of the Group’s shareholding through BRW Aviation LLC, which is the Group’s direct controller. Since May 24, 2019, Kingsland Holdings Limited, through its ownership of ordinary shares of Avianca Holdings and authority to vote the ordinary shares of Avianca Holdings S.A. owned by BRW Aviation LLC, has effective control of Avianca.

Avianca Holdings S.A. and certain of its subsidiary companies that filed, on May 10, 2020 and September 21, 2020 voluntary petitions under chapter 11 of the Code Bankruptcy (11 U.S.C. § 101, et. seq.) with the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). Certain claims against the Debtor in existence before the filing of the petitions are stayed while the Debtor continues business operations as Debtor-in-possession.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The following are the significant subsidiaries in the Group included within these consolidated financial statements:

Name of Subsidiary	Country of Incorporation	Ownership Interest %
		2020	2019
Avianca Ecuador S.A.	Ecuador	99.62%	99.62%
Aerovias del Continente Americano S.A. (Avianca)	Colombia	99.98%	99.98%
Avianca, Inc.	EE.UU.	100%	100%
Avianca Leasing, LLC	EE.UU.	100%	100%
Grupo Taca Holdings Limited	Bahamas	100%	100%
Latin Airways Corp.	Panama	100%	100%
LifeMiles Ltd.	Bermuda	70%	70%
Avianca Costa Rica S.A.	Costa Rica	92.42%	92.42%
Taca International Airlines, S.A.	El Salvador	96.83%	96.83%
Tampa Cargo Logistics, Inc.	EE.UU.	100%	100%
Tampa Cargo S.A.S.	Colombia	100%	100%
Technical and Training Services, S.A. de C.V.	El Salvador	99%	99%
Regional Express Américas S.A.S.	Colombia	100%	100%
Vu–Marsat S.A.	Costa Rica	100%	100%

The Company through its subsidiaries is a provider of domestic and international, passenger and cargo air transportation, both in the domestic markets of Colombia, Ecuador, Costa Rica and Nicaragua and international routes serving North, Central and South America, Europe, and the Caribbean. The Company has entered into a number of bilateral code share alliances with other airlines (whereby selected seats on one carrier’s flights can be marketed under the brand name and commercial code of the other), expanding travel choices to customers worldwide. Marketing alliances typically include joint frequent flyer program participation; coordination of reservations, ticketing, passenger check in and baggage handling; transfer of passenger and baggage at any point of connectivity, among others. The code-share agreements currently in place with other airlines include Air Canada, Aeromexico, United Airlines, Copa Airlines, Silver Airways, Iberia, Lufthansa, All Nippon Airways, Singapore Airlines, Eva Airways, Air China, Etihad Airways, Turkish Airlines, Air India, Azul Linhas Aéreas Brasileiras and GOL Linhas Aéreas Inteligentes, Avianca, Taca International (as well as Taca affiliates) and Avianca Ecuador are members of Star Alliance, which give customers access to destinations and services offered by Star Alliance network. Star Alliance members include several of the world’s most recognized airlines, including Lufthansa, United Airlines, Thai Airways, Air Canada, TAP, Singapore Airlines, among others, as well as smaller regional airlines. All of them are committed to meeting the highest standards in terms of security and customer service.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Cargo operations are carried out by our subsidiaries and affiliates, including Tampa Cargo S.A.S. with headquarters in Colombia and Aerotransporte de Carga Union S.A. de C.V. The Group also undertakes cargo operations through the use of hold space on passenger flights and dedicated freight aircraft. In certain of the airport hubs, the Group performs ground operations for third-party airlines. Additionally, an important part of the cargo business is carried by the companies that operate passenger air transportation.

The Company owns and operates a coalition loyalty program called LifeMiles (the “Program”), which is also the frequent flyer Program for the airline subsidiaries of AVH. LifeMiles sells loyalty currency (“Miles”) to its commercial partners and Program members, including to AVH airlines and other airline partners from the Star Alliance network, and collects incentive, fees from partners and members of the Program for certain transactions. These partners in turn use Miles to reward their customers, increasing loyalty for their brands. For instance, partner airlines reward passengers with Miles whenever they fly, financial partners reward cardholders with Miles when they spend with their credit cards, and retail partners reward customers with Miles when they purchase merchandise or other goods and services. Miles earned can be exchanged for flights with Avianca, airline members of Star Alliance and other air partners, as well as for other commercial partners’ products and services such as hotel nights, car rentals and retail merchandise, among other rewards.

As of September 30, 2020, and December 2019, Avianca Holdings S.A. had a total fleet consisting of:

	September 30, 2020			December 31, 2019
Aircraft	Owned/ Financial Lease	Operating Lease (1)	Total	Owned/ Financial Lease	Operating Lease (1)	Total
Airbus A-319	23	2	25	23	4	27
Airbus A-320	22	33	55	31	26	57
Airbus A-320 NEO	3	7	10	3	7	10
Airbus A-321	5	6	11	7	6	13
Airbus A-321 NEO	—	2	2	—	2	2
Airbus A-330	1	6	7	3	7	10
Airbus A-330F	6	—	6	6	—	6
Airbus A-300F	3	—	3	5	—	5
Boeing 787-8	8	5	13	8	5	13
Boeing 787-9	—	1	1	—	1	1
ATR-72	11	—	11	15	—	15
Boeing 767F	2	—	2	2	—	2
Embraer E-190	—	—	—	10	—	10

	84	62	146	113	58	171

(1)

From January 1, 2019, as a result of the adoption of IFRS 16, the leases that are legally denominated operative are recorded in the consolidated statement of financial position as part of property and equipment, as well as the recognition of the related financial liability that represents the present value of the minimum payments of the lease contract.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(2)	Basis of preparation of the consolidated financial statements

Applied Professional Accounting Standards

(a)	Statement of compliance

The condensed consolidated interim financial statements as of and for the six months period ended September 30, 2020 and 2019 have been prepared in accordance with IAS 34 Interim Financial Reporting, issued by the International Accounting Standards Board (“IASB”).

The condensed consolidated interim financial statements do not include all the information and disclosures required in the annual financial statements as of and for the year ended December 31, 2019. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the last annual financial statements.

The consolidated interim financial statements of the group for the six months ended September 30, 2020 were prepared and submitted by Management and authorized for issuing by Audit Committee on November 11, 2020 that have been delegated by the Board of Directors.

(b)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on a historical cost basis, except for, land and buildings (classified as administrative property), assets held for sale, derivative financial instruments and plan assets, which have been measured at fair value. The carrying values of recognized assets and liabilities that are designated as hedged items in cash flow for changes in fair value that would otherwise be carried at amortized cost are adjusted to recognize changes in the fair values attributable to the risks that are being hedged in effective hedge relationships.

(c)	Functional and presentation currency

The Group’s condensed consolidated interim financial statements are presented in US Dollars, which is also the parent company’s functional currency. For each entity, the Group determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Group uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(d)	Use of estimates and judgments

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. The evolution of the Covid-19 and proceedings chapter 11 generates uncertainty that could negatively affect our assumptions, for that reason the actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these condensed consolidated interim financial statements, significant judgments were made by Management when applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2019. However, the current environment generates uncertainty and complexity in the estimates calculate.

The following are critical judgments used in applying accounting policies that may have the most significant effect on the amounts recognized in the consolidated financial statements:

•

The Group operates certain aircraft under a financing structure which involves the creation of structured entities that acquire aircraft with bank and third–party financing. This relates to 75 aircraft from the A319, A320, A321, A330, A330F, ATR72, and B787 families. The Group has determined, based on the terms and conditions of the arrangements, that the Company controls these special purpose entities (“SPE”) and therefore, SPEs are consolidated by the Group and these aircraft are shown in the consolidated statement of financial position as part of Property and Equipment with the corresponding debt shown as a liability.

The following assumptions and estimation uncertainties may have the most significant effect on the amounts recognized in the consolidated financial statements within the next financial year:

•

The Group recognizes revenue from tickets that are expected to expire without having been used based on historical data and experience. To define the expected expiration, with the support of an independent third-party specialist, the administration must make informed estimates of the historical experience, which is an indication of the future behavior of the clients, analyzed by type of rate. As indicated by the accumulated data, the administration evaluates the historical data once a year or more frequently according to experience and makes the necessary adjustments.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

•

The Group believes that the tax positions taken are reasonable. However, tax authorities by audits proceedings may challenge the positions taken resulting in additional liabilities for taxes and interest that may become payable in future years. Tax positions involve careful judgment on the part of management and are reviewed and adjusted to account for changes in circumstances, such as lapse of applicable statutes of limitations, conclusions of tax audits, additional exposures derived from new legal issues or court decisions on a particular tax. The Group establishes provisions, based on their estimation on feasibility of a negative decision derived from an audit proceeding by the tax authorities of the respective countries in which it operates. The amount of such provisions is based on various factors, such as experience of previous tax audits and different interpretations of tax regulations by the taxable entity and the responsible tax authority. Actual results could differ from estimates.

•

Deferred tax assets are recognized for all unused tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized and the tax rates used, based upon the likely timing and the level of future taxable profits together with future tax planning strategies, and the enacted tax rates in the jurisdictions in which the entity operates.

•

The Group measures administrative land and buildings primarily in Bogota, Medellin, San Jose, and San Salvador at revalued amounts with changes in fair value being recognized in other comprehensive income. The Group engaged independent valuation specialists to assists management in determine the fair value of these assets as of December 31, 2019. The valuation techniques used by these specialists require estimates about market conditions at the time of the report.

•

The Group estimates useful lives and residual values of property and equipment, including fleet assets based on network plans and recoverable value. Useful lives and residual values area revaluated annually considering the latest fleet plans and business plan information. In the note 12 provides more information about the net book value of the property and equipment and their respective depreciation charges.

•

The Group evaluates the carrying value of long-lived assets subject to amortization or depreciation whenever events or changes in circumstances indicate that an impairment may exist. For purposes of this testing, it’s realized by transportation and loyalty cash generating units. An impairment charge is recognized when the asset’s carrying value exceeds its net undiscounted future cash flows and its fair market value. The amount of the charge is the difference between the asset’s carrying value and fair market value.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Goodwill and indefinite-lived intangible assets are not amortized but are reviewed for impairment annually or more frequently if events or circumstances indicate that the asset may be impaired.

•

The cost of defined benefit pension plans and other post–employment medical benefits and the present value of the pension obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions which may differ from actual developments in the future. These include the determination of the discount rate, future salary increases, mortality rates and future pension increases. Due to the complexity of the valuation, the underlying assumptions and its long–term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

For determines the discount rate of the pension plans in Colombia, the management takes as a reference the rate of the bonds issued by the Colombian Government.

The mortality rate is based on publicly available mortality tables in Colombia. Future salary increases and pension increases are based on expected future inflation rates in Colombia.

•

The Group estimated the breakage of miles, supported by a third valuation specialist to assist management in this process. The Group considers the behavior of the members based on a segmentation into statistically homogeneous groups of members to be able to project future behaviors, and therefore is considered to be more robust in predicting redemption rates by segment and breakage estimates of the Program.

•

The Group estimated a provision for expected credit losses based on informed and reasonable information about past events, present conditions and reasonable and justifiable forecasts regarding future economic conditions, considering credit risk, classification and late payment.

•

The Group recognizes a provision in the balance sheet when a third-party account has a legal or implicit obligation as a result of a past event, and it is probable that an exit of liquidity benefits to the obligation is required. In relation to provisions for litigation, the main source of uncertainty is the time of the outcome of the process.

•

Aircraft lease contracts establish certain conditions in which aircraft shall be returned to the lessor at the end of the contracts. To comply with return conditions, the Group incurs costs such as the payment to the lessor of a rate in accordance with the use of components through the term of the lease contract, payment of maintenance deposits to the lessor, or overhaul costs of components. In certain contracts, if the asset is returned in a better maintenance condition than the condition at which the asset was originally delivered, the Group is entitled to receive compensation from the lessor. The Group accrues

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

a provision to comply with return conditions at the time the asset does not meet the return condition criteria based on the conditions of each lease contract. The recognition of return conditions require management to make estimates of the costs with third parties of return conditions and use inputs such as hours or cycles flown of major components, estimated hours or cycles at redelivery of major components, projected overhaul costs and overhaul dates of major components. At redelivery of aircraft, any difference between the provision recorded and actual costs is recognized in the result of the period.

(e)	Avianca Holding Chapter 11 Filing, Insolvency of Avianca Peru and Going Concern

Background

As a result of the adverse effects of COVID-19, which has resulted in a 90% decline in global passenger traffic and is expected to reduce industry revenues worldwide by $314 billion, according to the International Air Transport Association. Avianca’s scheduled passenger operations have been grounded since mid-March, reducing its consolidated revenue by over 59% and placing significant pressure on its cash reserves. In order to preserve and reorganize our businesses, Avianca Holdings S.A. and certain of its subsidiary companies that filed, on May 10, 2020, voluntary petitions under chapter 11 of the Code Bankruptcy (11 U.S.C. § 101, et. seq.) with the United States Bankruptcy Court for the Southern District of New York, which cases are being jointly administered under Case No. 20-11133 (MG). LifeMiles™, Avianca’s loyalty program, is administered by a separate company and is not part of the Chapter 11 filing.

Chapter 11 procedures and advisors

The Chapter 11 process is a well-established legal process in the United States of America that is recognized by other countries around the world. The process is a temporary one that, according to U.S. law, allows a company to reorganize and complete a financial restructuring under the supervision of the U.S. court system, while continuing its operations under the oversight of its board of directors and management team. Many companies, including airlines, have used the Chapter 11 process to reorganize their financial obligations and emerge as stronger organizations. Avianca itself underwent a Chapter 11 process in 2003 that allowed it to position itself for expansion in Latin America.

Through the Chapter 11 reorganization process, Avianca intends to:

•

Protect and preserve operations so Avianca can continue to operate and serve customers with safe and reliable air travel, under the strictest biosafety protocols, as COVID-19 travel restrictions are gradually lifted.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

•

Ensure connectivity and drive investment and tourism by continuing as Colombia’s flagship airline, serving over 50% of the domestic market in Colombia and providing essential nonstop service across South America, North America and European markets as well as continuing cargo operations, playing a key role in the economic recovery of Colombia and the Company’s other core markets following the COVID-19 pandemic.

•

Preserve jobs in Colombia and other markets where the Company operates, with Avianca directly responsible for more than 21,000 jobs throughout Latin America, including more than 14,000 in Colombia, and working with more than 3,000 vendors, and

•

Restructure the Company’s balance sheet and obligations to enable Avianca to navigate the effects of the COVID-19 pandemic as well as comprehensively address liabilities, leases, aircraft orders and other commitments.

As a consequence of our filing Chapter 11 petitions, our operations and our ability to develop and execute our business plan, as well as our continuation as a going concern, will be subject to the risks and uncertainties associated with bankruptcy.

These risks include our ability to:

•	To comply with the terms and conditions of the cash management order entered by the bankruptcy court in connection with our Chapter 11 proceedings for maintain adequate cash on hand.

•	To generate cash flow from operations, which depends largely on factors beyond our control relating to developments deriving from the spread of COVID-19,

•	Confirm and consummate a plan of reorganization with respect to our Chapter 11 proceedings.

•	Obtain sufficient financing to allow us to emerge from bankruptcy and execute our business plan post-emergence, as well as comply with the terms and conditions of that financing.

•	Maintain our relationships with our creditors, suppliers, service providers, customers, directors, officers, and employees; and

•	Maintain contracts that are critical to our operations on reasonably acceptable terms and conditions.

•	The high costs of bankruptcy proceedings and related fees.

•

The ability of third parties to seek and obtain court approval to (i) terminate contracts and other agreements with us, (ii) shorten the exclusivity period for us to propose and confirm a Chapter 11 plan or to appoint a Chapter 11 trustee or (iii) convert the Chapter 11 proceedings to Chapter 7 liquidation proceedings; and

•	The actions and decisions of our creditors and other third parties who have interests in our Chapter 11 proceedings that may be inconsistent with our plans.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Any delays in our Chapter 11 proceedings increase the risks of our inability to reorganize our business and emerge from bankruptcy and may increase our costs associated with the reorganization process.

In connection with the Company’s reorganization proceedings pursuant to Chapter 11, the United States Trustee for Region two appointed the following seven unsecured creditors as members of the Company’s Unsecured Creditors’ Committee (hereinafter the “Committee”): (i) La Caja de Auxilios y de Prestaciones de la Asociación Colombiana de Aviadores Civiles (Pension fund for the Colombian Association of Civil Aviators or CAXDAC); (ii) The Boeing Company; (iii) Puma Energy; (iv) SMBC Aviation Capital, Ltd. (v) KGAL Investment Management GmbH & Co KG; (vi) Delaware Trust Company; and (vii) the Colombian Association of Civil Aviators (Asociación Colombiana de Aviadores Civiles or “ACDAC”).

The Debtors continue to negotiate in good faith with the office of the United States Trustee for the Southern District of New York regarding the limited subset of issues that remain outstanding and remain hopeful that a consensual resolution will be reached imminently.

To best position Avianca to successfully complete the Chapter 11 process, the Company’s Board of Directors has retained world-class advisors, including Seabury Securities LLC and FTI Consulting, which are serving as financial advisors to Avianca, as well as Milbank LLP, Smith, Gambrell & Russell, LLP, Gómez-Pinzón Abogados and Urdaneta, Vélez, Pearl & Abdallah Abogados, which are serving as legal counsel. The Company’s Board of Directors has also been advised by Willis Towers Watson, an independent compensation consultant, in the establishment of best-practices retention programs for certain employees who are essential to the Company’s Chapter 11 reorganization.

Chapter 11 Process

Chapter 11 filing

Avianca Holdings S.A. and certain of its subsidiary companies filed, on May 10, 2020, voluntary petitions under chapter 11 of the Bankruptcy Code (11 U.S.C. § 101, et. seq.) with the United States Bankruptcy Court for the Southern District of New York.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The liabilities of the 39 companies under chapter 11 as of May 10, 2020, are the following:

May 10, 2020
Debt	$4,829,070
Accounts payable	438,155
Accrued expenses	31,366
Provisions for legal claims	12,469
Provisions for return conditions	161,073
Other liabilities	53,504

$5,525,637

As a result of the filing of voluntary petitions on May 10, 2020, under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York, the New York Stock Exchange ( “NYSE”) announced on May 11, 2020 that, as is standard practice, the NYSE has suspended trading in the Company’s American Deposit Shares (the “ADSs”), each of which represents eight preferred shares of the company. On May 27, 2020, the New York Stock Exchange (“NYSE”) submitted to the Securities and Exchange Commission the intention to withdraw ADSs from Avianca Holdings from listing and registering on the Stock Exchange at the opening of operations on June 8 of 2020, in accordance with the provisions of Rule 12d2-2 (b) because, in the opinion of the Exchange, ADSs are considered not adequate to continue to be listed and listed on the Exchange. On June 1, 2020, the Securities and Exchange Commission confirmed that the Company’s ADSs were derecognized under Section 12 (b) of the Securities Exchange Act of 1934.

On May 22, 2020, the Bolsa de Valores de Colombia (“BVC”) notified the Company that: (i) the Company’s preferred shares continue to be listed on the BVC, (ii) the Company’s preferred shares remain ineligible for repo transactions and are inadmissible as collateral for margin calls on other types of transactions, and (iii) As of May 11, 2020, no futures or options contracts can be entered into with respect to Avianca’s preferred shares.

Motions filed on May 10, 2020 have been progressively approved by the United States Bankruptcy Court for the Southern District of New York at hearings on May 12, 2020, June 11, 2020, and July 14, 2020 Collectively, the orders issued by the Court at the hearing will help ensure that Avianca continues normal business operations throughout the reorganization process.

Preliminary relief motion

The Court preliminarily granted relief to make payments for $300 million. This allowed Avianca to protect employees and suppliers while also continuing to serve customers. Avianca received authorization to:

•

Pay certain employee wages, compensation and benefit obligations owed from before the filing date, as well as to continue paying wages and honoring employee benefit programs in the normal course of business during its Chapter 11 cases.

•

Maintain its network of customer programs throughout this process. Customers can continue to arrange travel and fly with Avianca in the same way they always have. Additionally, Avianca customers will continue to accrue miles when they fly with Avianca, and can continue to redeem miles earned through LifeMiles™ to purchase tickets with Avianca during this process; and,

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

•

Honor various obligations owed to certain of its travel agency partners, vendors and suppliers from before the filing date. The Company will also continue to pay vendors and suppliers, as well as travel agency partners, in the ordinary course for goods and services provided on or after May 10, 2020.

•	Pay accrued and ongoing prepetition taxes and fees, as well as insurance and surety bond obligations, as they come due in the ordinary course of business.

Rejection of certain contracts

Avianca also presented a motion to reject the leases of 12 aircraft, which was approved at the hearing of June 11, 2020. The rejected aircraft correspond to 2 A330, 2 A319, 2 A320, 2 A321 and 4 ATR-72. (See notes 12 and 15).

DIP Financing

On October 5, 2020, the U.S. Bankruptcy Court for the Southern District of New York approved Avianca Holdings S.A.’s debtor in possession (DIP) financing (the “DIP Order”) in an aggregate principal amount of up to approximately $1,992,191 – inclusive of outstanding debt that was refunded, refinanced and replaced (on a cashless basis), fees and discounts.

The DIP financing consists of Tranche A loans and notes in an aggregate principal amount of up to $1,269,500 (corresponding to $881,000 of new money and the remaining $388,500 of roll-ups in respect of the New Bonds) and Tranche B notes in an aggregate principal amount of up to $722,918 (corresponding to $335,920 of new money and the remaining $388,500 of roll-ups in respect of the secured convertible loan agreement entered into with United Airlines Inc., Kingsland International Group S.A. and certain other investors and the convertible securities purchase agreement entered into with Citadel in December 2019 and January 2020). Further, Tranche A is composed by a sub-tranche A-2, consisting of a backstop commitment provided by certain lenders in an aggregate principal amount of $240,000 to allow for the eventual participation of one or more governments in the DIP financing.

Each of Avianca Holdings S.A.’s subsidiaries that are currently under Chapter 11 guarantee, on a joint and several basis, all of Avianca Holdings S.A.’s obligations. On October 13, 2020, the DIP financing agreements became effective and the initial disbursements thereunder took place.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

As set forth in the DIP Order and the applicable agreements, the DIP financing agreements are collateralized by all of the assets and properties (whether tangible, intangible, real, personal or mixed) of Avianca Holdings S.A. and the guarantors (including pledges on Avianca Holdings S.A.’s equity in LifeMiles and its material subsidiaries such as those that conduct cargo operations, pledges on certain of the obligors’ intellectual property and control agreements in respect of certain of Avianca Holdings S.A.’s and its subsidiaries’ bank accounts).

The Company expects that the DIP financing will provide the Company necessary funds to support its operations through the Chapter 11 process.

Dissolution of Avianca Peru

Parallel to your Chapter 11 filing in the US, Avianca began winding up its operations in Peru in accordance with local law. This decision supports essential correct sizing efforts and will allow Avianca to renew its focus on core markets by exiting its court-supervised reorganization.

Currently, the liquidation proceeding is in process of liquidating liabilities and assets of such entity. Such process is under the supervision of Estrategia Consultores S.A.C, the designated independent liquidator. Although the agreement of the General Shareholders’ Meeting has already been published, its registration in the Public Registry of Peru is pending due to the fact the offices in which said registration must be made are closed due to the state of emergency in such country.

On May 27, 2020, the Bankruptcy Court of the Southern District of New York, in the best interest of Avianca, its creditors and other related parties, authorized the debtor companies to pay the labor obligations to the employees of Avianca Peru SA, as well as any other cost associated with its liquidation up to a limit of $7 million related to the 906 employees of the Company. As of June 30, 2020, payments related to labor settlements were recognized to the employees of Avianca Perú S.A. for $6,714.

Going Concern

The condensed consolidated interim financial statements have been prepared on a going concern basis.

As a result of the adverse effects of COVID-19, the Group recognized a net loss after tax of $636,229 for the nine months ended June 30, 2020, and $893,995 for the year ended December 31, 2019, that originated an equity deficit of $617,542; and the consolidated statement of financial position reflected an excess of current liabilities over current assets as of September 30, 2020 of $4,180,266 and excluding air traffic liability and frequent flyer deferred revenue of $3,653,728 ($495,580 as of December 31, 2019).

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The administration currently implements among others the following measures under its chapter 11 process:

•	Cost savings and liquidity preservation measures, including temporary deferral of non-essential expenses and capital expenditures.

•	Legal and financial advice for the development and implementation of the reorganization plan under chapter 11 laws and made of decisions appropriates under current conditions.

•	Contract renegotiation with suppliers and lessors.

•	Fleet simplification, in line with the protection granted under Chapter 11

•	Launching commercial strategies to re activate demand for Air services

In September 2020, the Colombian government began to lift travel restrictions imposed due to the COVID-19 pandemic. In accordance with government guidelines, Avianca gradually resumed passenger flights to 21 cities in Colombia and 14 international destinations. The Company further expects to operate additional destinations to meet our customers’ travel needs in the coming months. The gradual reactivation of the operation, in addition to the initial disbursement of the DIP financing received in October,20, increased the Company’s liquidity and represents a significant milestone towards emerging as a stronger and more efficient airline from the restructuring process. The Company therefore prepares the financial information on a going concern basis, however, our operations and our ability to develop and execute our business plan, as well as our continuation as a going concern, will be subject to the risks and uncertainties associated with bankruptcy which includes but is not limited to renegotiating the company’s liabilities at a sustainable level.

Notwithstanding the above, as a result of the chapter 11 process, we can anticipate the potential qualitative effects on the following line items of our financial statements:

•

Goodwill Impairment: The spread of the COVID 19 pandemic could have lasting effects on the demand environment for Air traffic and potentially result in significant adjustments to our business plan, which could adversely affect projections for recoverable amounts and valuations for goodwill. We have evaluated a potential impairment of goodwill as of September 30, 2020, and concluded that no impairment applies as of such date. However, considering the instability of the operation derived from the development of COVID-19 and our Chapter 11 process, we will continue to monitor the changes that may occur in subsequent periods and if they may affect the valuation of goodwill.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

•

Air Traffic liability: Typically, unused tickets expire after one year, and any revenue associated with tickets sold for future travel is recognized within 12 months. In response to COVID-19, Avianca is providing its customers with the option to receive a travel voucher that extends the expiration date of certain tickets. As such, any revenue associated with these tickets will not be recognized until the new flight date. Additionally, given this change in travel schedule, Avianca’s estimates of revenue from unused tickets may be subject to variability and differ from historical averages. Finally, the airline industry expects a reduction in the demand for air traffic even after government-imposed travel restrictions are lifted, which would adversely affect future sales and revenues.

•

Write offs in Property, Plant and Equipment and other assets and liabilities derived from the rejection of contracts approved by the Bankruptcy Court, could have an impact on the interim financial statements.

(3)	New and amended standards and interpretations

3.1	Amendments to IFRSs that are mandatorily effective for the current year

The Group has applied for the first time some standards and modifications to the standards, which were effective for the periods beginning on January 1, 2020. The Group has not applied any standard, interpretation or modification that has been issued but is not yet effective.

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued amendments to the definition of a business in IFRS 3 Business Combinations to help entities determine whether an acquired set of activities and assets is a business or not. They clarify the minimum requirements for a business, remove the assessment of whether market participants are capable of replacing any missing elements, add guidance to help entities assess whether an acquired process is substantive, narrow the definitions of a business and of outputs, and introduce an optional fair value concentration test. New illustrative examples were provided along with the amendments.

Since the amendments apply prospectively to transactions or other events that occur on or after the date of first application, the Group will not be affected by these amendments on the date of application.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Amendments to IAS 1 and IAS 8: Definition of Material

In October 2018, the IASB issued amendments to IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to align the definition of ‘material’ across the standards and to clarify certain aspects of the definition. The new definition states that, ’Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity.’

The amendments to the definition of material do not have a significant impact on the Group’s consolidated financial statements.

3.2	Standards issued but not yet effective

The Group has not applied the following new and revised IFRSs that are not yet effective:

IFRS 17 Insurance contracts

IFRS 17 is effective for reporting periods beginning on or after January 1, 2023, with comparative figures required. Early application is permitted, provided the entity also applies IFRS 9 and IFRS 15 on or before the date it first applies IFRS 17. This standard is not applicable to the Group.

(4)	Segment information

The Group reports information by segments as established in IFRS 8 “Operating segments”. The Group has two reportable segments, as follows:

•	Air transportation: Corresponds to passenger and cargo operating revenues on scheduled flights and freight transport, respectively.

•	Loyalty: Corresponds to the coalition loyalty program, the frequent flyer program for the airline subsidiaries of Avianca Holdings S.A.

The Board of Directors is the Chief Operating Decision Maker (CODM) and monitors the operating results of its reportable segment separately for the purpose of making decisions about resources allocation and performance assessment. Segment performance is evaluated based on statement of comprehensive income and is measured consistently with the Group´s consolidated financial statements.

The Group’s operational information by reportable segment for the six months ended September 30, 2020 are as follows:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

	For the nine months ended September 30, 2020
	Air transportation	Loyalty (1)	Eliminations	Consolidated
Operating revenue: (2)
External customers	$1,280,406	$106,817	$—	$1,387,223
Inter-segment	29,306	2,442	(31,749)	—

Total operating revenue	$1,309,712	$109,260	$(31,749)	$1,387,223
Operating expenses	1,237,558	82,267	(31,749)	1,288,076
Depreciation, amortization & impairment	400,543	9,156	(7,513)	402,186

Operating (loss) profit	(328,389)	17,837	7,513	(303,039)

Interest expense	(277,778)	(19,039)	—	(296,817)
Interest income	4,103	1,188	—	5,291
Derivative instruments	(3,064)	1	—	(3,063)
Foreign exchange	(4,463)	(348)	—	(4,811)
Equity method	344	—	—	344
Income tax expense	(34,148)	14	—	(34,134)

Net (loss) profit for the period	$(643,395)	$(347)	$7,513	$(636,229)
Total assets at September 30, 2020	$6,224,358	$240,285	$(112,293)	$6,352,350
Total liabilities at September 30, 2020	$6,156,842	$878,295	$(65,245)	$6,969,892

The Group’s operational information by reportable segment for the nine months ended September 30, 2019 are as follows:

	For the nine-month period ended September 30, 2019
	Air transportation	Loyalty (1)	Eliminations (2)	Consolidated
Operating revenue:
External customers	$3,218,685	$250,683	$—	$3,469,368
Inter-segment	108,480	858	(109,338)	—

Total operating revenue	3,327,165	251,541	(109,338)	3,469,368
Operating expenses	3,022,040	143,240	(109,338)	3,055,942
Depreciation and amortization & impairment	679,850	8,934	—	688,784

Operating (loss) profit	(374,725)	99,367	—	(275,358)

Interest expense	(189,053)	(28,558)	—	(217,611)
Interest income	6,561	1,551	—	8,112
Derivative instruments	(1,166)	—	—	(1,166)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Foreign exchange	(4,877)	(109)	—	(4,986)
Equity method	1,044	—	—	1,044

Income tax expense	(26,143)	44	—	(26,099)

Net (loss) profit for the period	$(588,359)	$72,295	$—	$(516,064)
Total Assets at december 31, 2019	$7,219,611	$243,249	$(188,950)	$7,273,910

Total Liabilities at december 31, 2019	$6,522,422	$880,483	$(134,162)	$7,268,743

(1)	Loyalty revenue for redeemed miles is found in the entry of passengers; and other loyalty income is recorded in other income.
(2)

Results, assets, and liabilities allocated to the loyalty segment correspond to those attributable directly to the subsidiary LifeMiles Corp., and exclude assets, liabilities, income and expenses of the loyalty program recognized in the Avianca Holdings Subsidiaries.

Inter-segment revenues are eliminated upon consolidation and reflected in the “Eliminations” column.

The Group’s revenues by geographic area for the six months ended September 30, 2020, and 2019 are as follows:

	For the nine months ended September 30,		For the three months between July 1 and September 30,
	2020	2019	2020	2019
United States of America	$184,335	$362,922	$10,001	$139,847
Central America and the Caribbean	177,094	384,484	35,272	118,659
Colombia	570,232	1,669,501	103,886	589,551
South America (excluding Colombia)	229,711	529,130	14,249	178,082
Other	225,851	523,331	43,518	176,424

Total operating revenue	$1,387,223	$3,469,368	$206,926	$1,202,563

The Group allocates revenues by geographic area based on the point of origin of the flight. Non-current assets are composed primarily of aircraft and aeronautical equipment, which are used throughout different countries and are therefore not assignable to any particular geographic area. Within the geographic areas presented there are no individually significant countries.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(5)	Seasonality

As a consequence of the COVID-19 pandemic, the governments of Colombia and other countries in which we operate, have temporarily suspended international and some national passenger operations, as a result of these measures, this generated a decrease in passenger income compared to previous periods.

Normally, he results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. These fluctuations are the result of high vacation and leisure demand occurring during the northern hemisphere’s summer season in the third quarter (principally in July and August) and again during the fourth quarter (principally in December). However, fluctuations in high holiday now demand will be affected by the gradual recovery of passenger confidence in the wake of the pandemic.

In addition, January is typically a month in which heavy air passenger demand occurs. The lowest levels of passenger traffic are concentrated in February, March, and May. Given the proportion of fixed costs, the Company and its subsidiaries expect that quarterly operating results to continue to fluctuate from quarter to quarter.

This information is provided to allow for a better understanding of the results; however, management has concluded that this does not constitute “highly seasonal” as defined by IAS 34.

(6)	Foreign exchange

For the nine months period ended September 30, 2020, the Group recognized a net gain of $4,811, mainly as a result of the devaluation of the Colombian peso against the US dollar of 18% , compared to the exchange rate as of December 31, 2019. For the nine -months period ended September 30, 2019, the Group recognized a net loss of $4,986, mainly as a result of the devaluation of the Colombian peso against the US dollar of 6.1%, compared to the exchange rate as of December 31, 2018.

(7)	Employee benefits

The Group sponsors defined benefit pension plans, which require contributions to be made to separately administered funds. The Group has also agreed to provide certain additional post-employment benefits. These benefits are unfunded as of December 31, 2019. The cost of providing benefits under the defined benefit plans is determined separately for each plan using the projected unit credit cost method. Actuarial gains and losses for defined benefit plans are recognized in full in the period in which they occur in other comprehensive income.

The defined benefit liability comprises the present value of the defined benefit obligation (using a discount rate based on government bonds of the country where each benefit plan is established), less the fair value of plan assets out of which the obligations are to be settled. Plan assets are assets that are held by CAXDAC. Plan assets are not available to the creditors of the Group, nor can they be paid directly to the Group. Fair value is based on market price information and in the case of quoted securities on the published bid price. The value of any defined benefit asset recognized is restricted to the sum of any past service costs and the present value of any economic benefits available in the form of refunds from the plan or reductions in the future contributions to the plan.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The discount rate indexed by Colombian Government bonds was 6.55 % and 6.25% as of September 30, 2020 and December 31, 2019, respectively

(8)	Cash and cash equivalents and restricted cash

Cash and cash equivalents and restricted cash as of September 30, 2020, December 31, 2019, and September 30, 2019, are as follows:

	September 30, 2020	December 31, 2019	September 30, 2019
Cash on hand and bank deposits	$247,516	$339,010	$204,400
Demand and term deposits (1)	6,487	3,462	7,533

Cash and cash equivalents	254,003	342,472	211,933
Restricted cash (2)	24,204	1	—

Cash, cash equivalents and restricted cash	$278,207	$342,473	$211,933

(1)

As of September 30, 2020, and December 31, 2019, within the cash equivalents, there are demand and term deposits that amounted to $ 6,487 and $ 3,462, respectively. The use of term deposits depends on the cash requirements of the Group. As of September 30, 2020, term deposits accrue annual interest rates between 3.50% and 9.44% in Colombian pesos and between 0.01% and 6.15% in dollars. As of December 31, 2019, term deposits accrue annual interest rates between 3.61% and 5.21% in Colombian pesos and between 1.94% and 6.02% in dollars.

(2)

As of September 30, 2020, the total restricted cash will hedge events or claims against the Group. These resources have not risk of change in value on the time and are not available for general use within the Group.

(9)	Trade and other receivables

Trade and other receivables as of September, 2020 and December 31, 2019 are as follows:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

	September 30, 2020	December 31, 2019
Trade	$152,326	$222,694
Employee advances	875	3,267
Other (1)	58,808	72,331

	$212,009	$298,292
Less provision for expected credit losses	(45,877)	(42,001)

Total	$166,132	$256,291

Net current	$134,957	$233,722
Net non-current	31,175	22,569

Total	$166,132	$256,291

Trade receivables are non-interest bearing.

(1)

As of September 30, 2020, corresponds mainly to accounts receivable to Chelsea Securities S.A. for $34,980 and account receivable with Rolls Royce for $11,423 related to contractual rights acquired in connection with failures in Trent 1000 engines.

Changes during the year in the provision for expected credit losses for as follows:

	September 30, 2020	December 31, 2019	September 30, 2019
Balance at beginning of year	$42,001	$12,430	$12,430
Provision bad debt expense	6.836	50,703	47,352
Uses of provision	(2,960)	(21,132)	(14,196)

Total (1)	$45,877	$42,001	$45,586

(1)

As of September 30, 2020, the provision for expected credit losses includes impairment of the account receivable assigned by Grupo Aeromar SA of CV to Chelsea Securities, S.A., this account receivable ($34,980) isn´t unsecured, originated in a potential investment of the Group in the Mexican market, the decision to invest wasn’t approved.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(10)	Balances and transactions with related parties

The following is a summary of transactions and balances of related parties for the periods ended September 30, 2020, December 31, 2019 and September 30, 2019:

Company	Country	September 30, 2020				December 31, 2019		September 30, 2019
		Receivables	Payables	Revenues	Expenses	Receivables	Payables	Revenues	Expenses
OceanAir Linhas Aéreas, S,A,	Brasil	$2,379	$1,897	$124	$127	$2,906	$2,178	$7,412	$27,626
Opera Transporte y Logistica Integral S,A,S,	Colombia	—	318	—	2,539	—	448	10	3,191
Empresariales S,A,S,	Colombia	—	6	—	777	—	475	5	1,982
Global Operadora Hotelera S,A,S	Colombia	3	4	2	91	4	368	—	2,334
Others		198	67	—	11	438	244	3	690

Subtotal		$2,580	$2,292	$126	$3,545	$3,348	$3,713	$7,430	$35,823

		Receivables	Payables			Receivables	Payables
Short-term		$2,580	$2,292			$3,348	$3,713

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The Group as of September 30, 2020, recognized an estimate for impairment for accounts in relation with OceanAir Linhas Aereas, S.A account receivable for $7,621, that corresponds mainly to aircraft rentals and interline charges.

As of December 31, 2019, the Group received convertible equity financing from Kingsland International Group and United Airlines in the amount of $324,000. (See note 15).

The following is a description of the nature of services provided by and to related parties. These transactions include:

Related party	Nature of Services
Corporación Hotelera Internacional S.A. Global Operadora Hotelera S.A.S.	Accommodation services for crews and employees of the Group.

Empresariales S.A.S.	Transportation services for employees of Avianca, S.A.

OceanAir Linhas Aéreas, S.A. – in judicial reorganization (recuperação judicial)

On December 10, 2018, Oceanair Linhas Aéreas SA, a Brazilian airline that licenses the “Avianca” brand, together with AVB Holding SA, its parent entity, filed a petition for judicial restructuring before the First Bankruptcy Court of the Central District Court of the District of State of Sao Paulo, Brazil. The judicial recovery plan was approved at a general meeting of creditors on April 5, 2019. • On April 12, 2019, judicial recovery was granted, and the judge ratified the judicial recovery plan.

Swissport and Petrobras two creditors in the judicial restructuring process, filed an interlocutory appeal against the decision that ratified the judicial recovery plan and requested a court order to suspend the auction of isolated productive units (UPI); • The São Paulo State Court granted the mandate of Swissport and suspended the UPI auction until a final resolution on the appeal is pending.

Oceanair and AVB appealed against the suspension of the auction and the São Paulo State Court granted the appeal to allow Oceanair and AVB to proceed with the auction of seven UPIs, which contain airport spaces and the “Amigo Program”; • On July 10, 2019, Oceanair and AVB sold five of their seven UPIs at auction. Gol acquired 3 UPI and Latam 2 UPI.

On July 11, 2019, ANAC said it would redistribute 41 slots at Congonhas airport as of July 29.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Related party	Nature of Services

The decision of the interlocutory appeals filed by Petrobras and Swissport in relation to the approval of the judicial recovery plan was scheduled for July 29, 2019, where there was no unanimous decision and the sentence of said remedies was postponed until September. Subsequently, on September 26, 2019, the State Court of São Paulo, by majority, dismissed the interlocutory appeals, so the Oceainair and AVB bankruptcy declaration did not proceed at that time, since the list of art. 73 of the LRF is exhaustive and only allows a restrictive interpretation. Swissport and Petrobras filed new appeals that are still pending sentencing.

On the other hand, within the scope of the judicial recovery plan, the aircraft renters submitted a declaration, requesting that the resources obtained in the auction be reserved, so that DIP creditors are paid with priority.

On November 12, 2019, Oceanair submitted a statement stating that, in view of the redistribution of the slots (and the pending decision of the appeals that discuss this matter and that involve the ANAC), the payment of the auctions will be it would suspend under the plan and, therefore, the request made by the lessors would have lost the object. Therefore, as stated by Oceanair, it would be necessary to wait for the decision of the appeals involving ANAC, so that the auctions continue and only then, can the creditors be paid. On December 10, 2019, the Court of Appeals of São Paulo ruled in favor of ANAC, which decided that this entity would be able to redistribute the arrival and departure slots of Oceanair flights.

On November 12, 2019, the Judicial Administrator (trustee) submitted a petition to the Judge, opting for the bankruptcy of Oceanair and AVB, in view of the absence of commercial activities by them. On December 18, 2019, the Judge decided, among other matters, to summon Oceanair to pronounce on the recommendation of the Judicial Administrator so that the judicial recovery plan becomes a bankruptcy process. Given that the judicial branch in Brazil was in recess from December 20, 2019 until January 20, 2020, On January 27, 2020, Oceanair requested a period of 10 days to decide on the request of the Judicial Administrator.

Later, Oceanair agreed with the request presented by the Receiver and requested that the judicial recovery plan become a bankruptcy process, bearing in mind that, with the distribution of the slots, the recovery plan was not feasible. The request was in line with a recently issued decision, which led to the freezing of Oceanair’s online financial assets, such as bank accounts. The judge asked Oceanair to provide information about its operations within five business days to demonstrate that it was still financially viable and thus avoid insolvency. Oceanair requested 60 days to submit a list of its assets.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Related party	Nature of Services

On July 14, 2020, Oceanair was declared bankrupt. The Receiver will present a Notice to the creditors that will be published in the official bulletin and they will have 15 days to present their claims. Likewise, the decision established as a legal bankruptcy term, the period of 90 days prior to the filing of the judicial reorganization. Considering that the presentation took place on December 10, 2018, the legal term began on September 11, 2018. This legal term is a period in which some acts and/or transactions carried out by Oceanair could be subject to Clawback claims.

The Avianca group had signed several contracts with Oceanair for the provision of logistics, marketing, advertising, maintenance, training, as well as an agreement with Tampa Cargo S.A.S. since November 4, 2014, reserve capacity to obtain priority rights and a minimum cargo transport capacity guaranteed on certain flights of the airline. Such contracts to date are not valid given the current situation of Oceanair and for the most part they are not being executed, therefore, Avianca sent to Oceanair a notification of termination of the contracts, so there are no more commercial relations between the companies. Also, Avianca had signed a license agreement with Oceanair for the use of the Avianca brand in Brazil, which ended in June 2019. Additionally, Avianca leased aircraft to Oceanair.

Turboprop Leasing Corp Servicios Aéreos Nacionales S.A	Maintenance services to Aviateca S.A and Avianca Costa Rica S.A.

Opera transporte y logística SAS, before Transportadora del meta S.A.S.	It provides Avianca, S.A. ground transportation services for cargo / courier shipments.

Key management personnel compensation expense

During the six months year ended September 30, 2020 and 2019, the short-term employee benefits for key management personnel are $ 16,774 and $ 17,871. The Group does not have any long-term benefits including post-employment benefits, defined contribution plan, termination benefits or other long-term benefits for the key management personnel.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Following the detail for short-term compensation:

	For the nine months ended September 30, 2020
	2020	2019
Salaries	5,245	$9,706
Bonuses	8,421	6,031
Social benefits	2,876	1,968
Loans	—	—
Compensations	232	166

Total	$16,774	$17,871

(11)	Short term investments, deposits and other assets

Short term investments, deposits and other assets as of September 30, 2020 and December 31, 2019 are as follows:

	Notes	September 30, 2020	December 31, 2019
Short term investments (1)		$47,636	$55,440

Total		$47,636	$55,440

Deposits and other assets—short term:
Deposits with lessors (2)		$24,222	$11,963
Guarantee deposits (3)		6,553	8,657
Others (4)		13,182	18,030

Subtotal		43,957	38,650
Fair value of derivative instruments	18	—	525

Total		$43,957	$39,175

Deposits and other assets—long term:
Deposits with lessors (2)		$32,690	$35,374
Guarantee deposits (3)		11,563	10,032
Others (4)		1,039	8,657

Subtotal		45,293	54,063
Fair value of derivative instruments	18	—	11

Total		45,293	$54,074

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(1)

Short term classification corresponds to funds invested that will expire within one year. All treasury cash surpluses are invested as defined and outlined in the Group´s Investment Policy. Otherwise, they are classified as long-term. The restricted investments correspond to CDT’s and bonds constituted by the Trusts held by the Group.

(2)

Corresponds mainly to maintenance deposits in connection with leased aircraft. These deposits are applied to future maintenance event costs and are calculated on the basis of a performance measure, such as flight hours or cycles. They are specifically intended to guarantee maintenance events on leased aircraft.

Maintenance deposits paid do not transfer the obligation to maintain aircraft or the costs associated with maintenance activities.

Maintenance deposits are reimbursable to the Group upon completion of the maintenance event in an amount equal to the lesser of (a) the amount of the maintenance deposits held by the lessor associated with the specific maintenance event or (b) the qualifying costs related to the specific maintenance event.

These deposits also include aircraft security deposits, which are considered recoverable in the future.

The balances as of September 30, 2020 and December 31, 2019 correspond to $27,251 and $19,478 for security deposits and $29,661 and $27,859 for maintenance deposits, respectively.

(3)	Corresponds mainly to amounts paid to suppliers in connections with leasehold of airport facilities, among other service agreements.

(4)	Corresponds mainly to other security deposits, national tax refund titles and deferred charges.

(12)	Property and equipment, net

The main transactions of the period are:

•

Flight equipment: The main additions during the nine months ended September 30, 2020, correspond to sale and lease back transactions of nine Airbus A320 aircraft for $197,707 (recognized as rights of use) with Avalon Aerospace Leasing Limited. During the nine months ended September 30, 2019, the Group acquired an Airbus A320N aircraft for a value of $ 33,500 Boeing 787-9 ,aircraft for $77,673 recognized as rights of use and one Airbus A300 aircraft, for $14,495.

During 2020, aircraft are reclassified from assets held for sale to property, plant and equipment, correspond to of the aircraft 2 A319, 3 A320, 2 A330, 1 A330F and 4 A321 for a total amount of $ 352,867. As the “highly probable sale” condition was not fulfilled, derived from the current situation of the airline industry caused by COVID-19. The carrying amount that was recognized as property and equipment correspond to recoverable amount.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The main disposals as of September 30, 2020, correspond to the following rejected aircraft leases, 2 A319, 2 A320, 2 A321, 2 A330, y 4 ATR-72 for a total amount of $221,866 due to the chapter 11 plan of reorganization. This motion was approved by the court on June 11, 2020.

•

Capitalized maintenance: Additions reported for the nine months ended September 30, 2020 and 2019 correspond to major repairs of the fuselage, trains and APU for $6,016 and $16,658, respectively, and major engine repairs for $44,705 and $142,514, respectively.

•

Reimbursement of predelivery payments (PDP’s): As of September 30, 2020, the Group suspended the capitalization of interest on PDP´S, mainly due to the cessation of advance payments to aircraft manufacturers for a period of two years. As of September 30, 2019, the Group capitalized borrowing costs of $8,778 at an average interest rate of 7.01%.

During the nine months ended September 30, 2020, the Group renegotiated aircraft purchase contracts with Boeing for $58,548, of which $50,000 was received in cash, $4,329 was retained for future orders and $4,219 was to cross future predelivery payments. During the nine months ended September 30, 2019, the Group signed an Aircraft Purchase Agreement Assignment, assigning 3 Boeing 787-9 aircraft to Valderrama Aviation Limited, therefore, $90,312 related to this event were disposal.

Sale and Leaseback transactions

During the nine months ended September 30, 2020, the group executed sale transactions with subsequent leasing, for $197,707, recognized as rights of use.

During the nine months ended at September 30, 2019, the group did not execute sale and lease back transactions.

During the nine months ended September 30, 2020 and 2019, amortization for $43,844 and $4,049, respectively was recognized in the consolidated statement of comprehensive income, of transactions from previous year of sale and leaseback.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Flight equipment, property, and other equipment as of September 30, 2020 and December 31, 2019 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotable Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2019	$4,933,056	$593,794	$173,318	$181,327	$138,599	$319,138	$6,339,232
Additions	202,656	50,721	5,264	10,118	—	18,575	287,334
Disposals	(241,374)	(118,324)	(20,226)	(58,578)	—	(12,798)	(451,299)
Transfers	5,598	(1,264)	(4,333)	—	—	—	—
Reclassification assets held for sale	352,867	—	—	—	—	—	352,867

September 30, 2020	$5,252,803	$524,928	$154,023	$132,868	$138,599	$324,915	$6,528,135

Accumulated depreciation:
December 31, 2019	$945,220	$225,973	$47,277	$—	$27,487	$139,958	$1,385,915
Additions	267,984	69,630	7,149	—	1,417	19,511	365,691
Disposals	(25,571)	(108,596)	(12,895)	—	—	(3,294)	(150,357)
Transfers	2,065	(1,264)	(801)	—	—	—	—

September 30, 2020	$1,189,698	$185,742	$40,730	$—	$28,904	$156,174	$1,601,249

Net:
December 31, 2019	$3,987,836	$367,821	$126,041	$181,327	$111,112	$179,180	$4,953,317

September 30, 2020	$4,063,105	$339,186	$113,293	$132,868	$109,695	$168,740	$4,926,885

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Flight equipment, property, and other equipment as of September 30, 2019 and December 31, 2018 is as follows:

	Flight Equipment	Capitalized Maintenance	Rotables Spare parts	Reimbursement of predelivery payments	Administrative property	Others	Total
Gross:
December 31, 2018	$5,244,160	$791,004	$225,841	$260,000	$135,838	$263,433	$6,920,276
Adoption IFRS 16	1,010,200	—	—	—	—	69,533	1,079,733

January 1, 2019	$6,254,360	$791,004	$225,841	$260,000	$135,838	$332,966	$8,000,009
Additions	160,136	159,172	12,183	18,701	—	28,740	378,932
Disposals	(51,263)	(114,011)	(36,608)	(91,730)	—	(22,635)	(316,247)
Transfers	6,730	(2,595)	9	(4,149)	—	5	—
Sale of subsidiaries	(31,270)	(5,424)	(198)	—	—	(2,739)	(39,631)
Transfers to assets held for sale	(549,000)	(193,859)	(20,086)	—	—	(2,398)	(765,343)

September 30, 2019	$5,789,693	$634,287	$181,141	$182,822	$135,838	$333,939	$7,257,720

Accumulated depreciation:
December 31, 2018	$1,028,191	$364,976	$57,238	$—	$10,789	$145,765	$1,606,959
Additions	283,487	109,742	17,848	—	1,781	21,945	434,803
Impairment	205,783	—	—	—	14,867	—	220,650
Disposals	(35,559)	(108,810)	(11,256)	—	(317)	(8,543)	(164,485)
Transfers	3,939	(3,939)	2	—	—	(2)	—
Sale of subsidiaries	(11,560)	(3,597)	(34)	—	—	(1,742)	(16,933)
Transfers to assets held for sale	(384,998)	(135,127)	(16,377)	—	—	(2,392)	(538,894)

September 30, 2019	$1,089,283	$223,245	$47,421	$—	$27,120	$155,031	$1,542,100

Net:
December 31, 2018	$4,215,969	$426,028	$168,603	$260,000	$125,049	$117,668	$5,313,317

September 30, 2019	$4,700,410	$411,042	$133,720	$182,822	$108,718	$178,908	$5,715,620

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(13)	Intangible assets and goodwill, net

Intangible assets and goodwill, net of amortization as of September 30, 2020, and December 31, 2019, are follows:

	September 30, 2020	December 31, 2019
Routes	$30,625	$31,911
Trademarks	3,938	3,938
Software and webpages	166,790	158,690
Other intangible rights	—	2,935

Subtotal	201,353	197,474
Goodwill	308,033	308,033

Total intangible assets	$553,386	$505,507

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The following is the detail of intangible assets as of September 30, 2020 and December 31, 2019:

	Goodwill	Routes	Trade- Marks	Software & Webpages	Others	Total
Cost:
December 31, 2019	$311,180	$52,481	$3,938	$282,126	$27,521	$677,246

Additions (1)	—	—	—	40,374	—	40,374

September 30, 2020	$311,180	$52,481	$3,938	$322,500	$27,521	$717,620

Accumulated Amortization and Impairment Losses:
December 31, 2019	$3,147	$20,570	$—	$123,436	$24,586	$171,739

Amortization for the period	—	1,286	—	32,274	2,935	36,495

September 30, 2020	$3,147	$21,856	$—	$155,710	$27,521	$208,234

Carrying Amounts:
December 31, 2019	$308,033	$31,911	$3,938	$158,690	$2,935	$505,507

September 30, 2020	$308,033	$30,625	$3,938	$166,790	$—	$509,386

(1)	The main Additions of intangibles corresponds to SAP ERP project for $23,746 and Software licenses for $10,643.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(13,1)	Goodwill and intangible assets with indefinite useful life

Purposes of impairment testing of goodwill acquired through combinations of business and other intangibles with indefinite useful life, have been assigned to the air transport segment, since the Group considers that according to the operational and financial synergies between the different companies of the Group, this is the most appropriate and least arbitrary to measure the recoverable amount, In line with operative model of the Group.

The carrying value of the goodwill allocated to the air transport segment is as follows:

	September 30, 2020	December 31, 2019
Goodwill	$308,033	$308,033
Routes	23,463	23,463
Trademarks	3,938	3,938

The group performed its annual impairment test in the fourth quarter of 2019 consistently with previous years, As of December 31, 2019, and September 30, 2020, the Group did not identify potential impairment of goodwill or intangible assets.

Considering the impact of COVID-19 on our operations, in the first semester of 2020, we performed a quantitative impairment test of our goodwill in accordance with IAS 36-Impairment of Assets.

Basis for calculating recoverable amount

The recoverable amounts of CGUs have been measured based on their value-in-use.

Value-in-use is calculated using a discounted cash flow model, Cash flow projections are based on the Business plan approved by the Board covering a five-year period that have been impacted by the decrease in demand and the restrictions imposed by various governments in the region and the corresponding adjustment of capacity offered.

Cash flows extrapolated beyond the five-year period are projected to increase based on long-term growth rates, Cash flow projections are discounted using the CGU’s pre-tax discount rate.

Under the Board of directors approved business plan in the fourth quarter of 2019 and knows the impacts generated by COVID 19, The cash flows that have been used in the value-in-use calculations of business plans reflect the estimated negative impact of COVID 19 and the travel restrictions imposed on governments, based on the information that was known at the time and that is being put into practice by the Directorate under the existing conditions.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Macroeconomic assumptions are based on market data extracted from Bloomberg for both the expected WTI price and the expected interest rate levels, which have a direct impact on our cost projections, all costs are affected by inflation.

The main hypotheses used in the calculations of the value in use are as follows:

	September 30, 2020	December 31, 2019
Carrying amount of goodwill, routes and trademarks with indefinite life	$335,434	$335,434
Revenue growth p,a, over planning period	2,5% to 46%	2,3% to 5%
Operating income over planning period	(3,0%) to 11,5%	5,2% to 8,8%
Capital expenditures over planning period	1,24% to 4,77%	(0,2%) to 12,69%
Duration of planning period	5 years	5 years
Revenue growth p,a, after planning period	3,7%	4,3%
Operating Income after planning period	11,5%	10,00%
Capital expenditures after planning period	2,43%	6,43%
Business Enterprise Value	4,820,460	9,269,446
Discount rate (1)	13,32%/9,34%	8,72%

(1)

As a result of the distortion caused by the contingency of COVID19 in market rates, for the impairment test, as of September 30, 2020, multiple discount rates have been used, ranging from 13,32% in the first years to a 9,34% from the year 2022.

(14)	Assets held for sale

In August 2019, the Group began the process of selling 10 Airbus A318, 2 Airbus A319, 16 Airbus A320, 4 Airbus A321, 2 Airbus A330, 1 Airbus A330F and 10 Embraer E-190, in accordance with the business transformation plan where greater efficiency of the operated fleet is sought, This sale process was subject to customary closing conditions, This plan seeks to reduce the families of older aircraft, to increase our efficiency.

Assets held for sale as of September30, 2020 and December 31, 2019 consisted of the following assets:

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

	September 30, 2020	December 31, 2019
Airbus aircraft (1)	—	128,640
Airbus aircraft – Sale and leaseback (1,2)	—	489,149
E-190 aircraft (3)	—	59,548
Rotable E-190 aircraft	870	3,716

Total assets held for sale	$870	$681,053

Liabilities associated with the assets held for sale	—	490,458

Total debt assets held for sale	$—	$490,458

(1)

As of September 30, 2020, the aircraft, 2 A319, 3 A320, 4 A321, 2 A330 and 1 A330F had not been sold therefore, they were classified as property and equipment for $352,867 (See Note 12), since their sale do not meet the “highly probable”, derived from the current situation of COVID-19 (See Note 2e) and later decision to opt for voluntary reorganization under chapter 11, the carrying amount that was recognized as property and equipment correspond to recoverable amount.

(2)

In December 2019, the Group signed a letter of intent for the sale and subsequent lease agreement with Avalon Aerospace Leasing Limited in relation to 15 aircraft (Airbus A320 and A321), Of which as of June 30, 2020, 9 A320 were sold with sale and leaseback for a value of $263,293 and this operation generated a loss on sale of $1,628.

(3)	As of September 30, 2020, 10 Embraer 190 for $62,356, These sales generated a loss of $16.
(4)	The assets classified as held for sale belong to the operating segment of air transportation.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(15)	Debt

Loans and borrowings, measured at amortized cost, as of September 30, 2020 and December 31, 2019 are summarized as follows:

	September 30, 2020	December 31, 2019
Current:
Short–term borrowings and current portion of long–term debt	$2,915,035	$569,292
Current portion-bonds	574,189	65,632
Short-term aircraft rentals - right of use	226,495	229,260
Short-term other rentals - right of use	2,447	7,860

	$3,718,166	$872,044

Noncurrent:
Long–term debt	$339,949	$2,557,257
Non-current portion-bonds	—	465,612
Long-term aircraft rentals – right of use	1,068,086	899,265
Long-term other rentals – right of use	56,103	62,145

	$1,464,138	$3,984,279

The debt of companies that filed voluntary petitions to the Bankruptcy Court of the Southern District of New York for protection under Chapter 11 of the United States Bankruptcy code (11 USC § 101, et, Seq) as of May 10, 2020 was $4,829,070. During the hearing held on June 11, 2020, the Court approved a motion to reject 12 aircraft, of which 10 corresponded to companies under the protection of Chapter 11 and had a debt of $259,347, As of September 30, 2020, the total debt of the companies that filed for protection under Chapter 11 is $4,672,134. The total debt for the 12 rejected aircraft is $277,090.

Non-compliance debt

As of September 30, 2020, we have reclassified long-term debt to short-term debt for $2,535,950 as a result of default on the loan conditions, derived from non-payment decisions originated by the measures taken to preserve the Group’s cash as consequence of COVID-19 (see note 2e), On March 20, 2020, we unilaterally suspended debt amortization payments for $210 million.

Additionally, the amount of rights of use without payment to date is $108 million, The long-term portion related to these leases is not reclassified as its accelerated payment is not required by the lessor.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Terms and conditions of the Group’s outstanding obligations for periods ended September 30, 2020 and December 31, 2019, are as follows:

		September 30, 2020
	Due through	Weighted average interest rate	Nominal Value	Carrying Amount
Short–term borrowings	2021	7,01%	$158,341	$149,857
Long–term debt	2029	3,66%	3,986,591	3,105,127
Bonds	2023	8,93%	550,000	574,189
Aircraft rentals	2031	4,92%	1,516,742	1,294,581
Other rentals	2037	7,37%	87,420	58,550

Total			$6,299,094	$5,182,304

		December 31, 2019
	Due through	Weighted average interest rate	Nominal Value	Carrying Amount
Short–term borrowings	2020	6,43%	$128,671	$118,137
Long–term debt	2029	4,68%	4,185,526	3,008,412
Bonds	2023	8,93%	550,000	531,244
Aircraft rentals	2031	4,92%	1,347,219	1,128,525
Other rentals	2037	7,37%	87,405	70,005

Total			$6,298,821	$4,856,323

Below we present the detail of the debt balance by type of loan:

	September 30, 2020	December 31, 2019
Aircraft	$1,879,216	$1,831,470
Corporate	1,375,768	1,295,079
Bonds	574,189	531,244
Right of use IFRS 16	1,353,131	1,198,530

	$5,182,304	$4,856,323

The main additions for the six months ended September 30, 2020 and 2019 corresponds to:

•	During 2020, the Group recognized rights of use debt for $191,819 for nine Airbus A320.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

•	During 2019, the Group obtained $161,033 under loans in order to refinance three A319 and nine A320 aircraft

•	Loans for general purposes of:

•

During 2020, the Group also obtained $77,917 for working capital purposes, It includes a loan with Citadel for $51,000 through their administrative agent UMB Bank N,A, at a rate 9% for a term of 1 year, and a loan acquired by LifeMiles for $20,000 at a rate Libor + 4,5% a term of 2 years.

•	During 2019, the Group also obtained $138,294, mainly these loans are acquired by LifeMiles, $100,000 at a rate Libor + 5,5 for a term of 3 years, with the purpose of paying dividends.

Secured loan agreement with United Airlines Inc, and Kingsland International Group S,A,

On November 18, 2019, Avianca Holdings S,A, signed a $250,000 convertible secured loan agreement with United Airlines, Inc, (“United”) and Kingsland International Group, S,A, or its affiliates (collectively, “Kingsland”), as creditors, which was added for $ 74,000 for a total of $324,000.

The main terms and conditions of convertible loan are:

•	Expiration: Four years from the date of initial disbursement.

•	Interest: 3% annual PIK.

•	Guarantee: A pledge on the shares of the most relevant subsidiaries of the Company.

•

Conversion Price - $4,6217 (in dollars) for each ADS, representing a 35% surcharge to the weighted average price volume at 90 days, as of October 3, 2019, of $3,4235 (in dollars), If there is a change of control event of the Company, the conversion price will be reduced to $4,1595 (in dollars), The conversion price can be adjusted if the price adjustment events contemplated in the agreement are given.

•

Mandatory conversion - The Company may require that the entire amount due under the Convertible Loan, together with all the corresponding PIK interest and cash caused, be converted into the Company’s capital in the event that the following conditions are met: (i) (a) Company ADSs are priced at a price of $7,00 (in dollars), or greater, at a weighted average price volume at 112 of 150 consecutive business days (if such conversion occurs after the first anniversary of the Convertible Loan disbursement) or (b) the Company ADSs are quoted at a price of $7,00 (in dollars), or greater, at a weighted price volume of 90 consecutive 120 business days (if such conversion occurs after the first anniversary of the disbursement of the Convertible Loan), (ii) the total average consolidated cash balance of the Company is equal to or exceeds $700,000 in the immediately preceding six -month period, (iii) the non-existence of defaults under the Convertible Loan documentation and (iv) the non-existence of material disputes.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

•	According to the contractual conditions, this financial instrument is classified as debt.

Senior bonds

As part of the Avianca Holdings debt reprofiling program, on December 31, 2019, the automatic and mandatory exchange of $ 484,419 of the aggregate principal amount of the Guaranteed Senior Bonds issued and in circulation with a 8,375% coupon with maturity in 2020 for a Amount of nominal equivalent Senior Guaranteed, with a coupon of 9,00% and maturity in 2023 (the “New Bonds”), The non-exchanged bonds (“Existing Bonds”) amount to an amount of $65,632 that have the same conditions of the initial issuance and maturity in May 2020, As of September 30, 2020, these bonds are recognized as part of Group’s debt.

As of September 30, 2020, and December 31, 2019 the Senior Notes outstanding, and the corresponding balances are as follows:

•	Initial issue – existing bonds

	Original currency	Total placed in original currency	Balance as of
			September 30,	December 31,
Issuing entities			2020	2019
Avianca Holdings S,A,, Avianca Leasing LLC and Grupo Taca Holdings Limited	USD	550,000	$69,700	$65,632

Issuers:	Avianca Holdings S.A., Avianca Leasing, LLC, and Grupo Taca Holdings Limited

Guarantors:	Avianca Costa Rica, S,A,, Avianca Perú S,A,, and Taca International Airlines, S,A, fully and unconditionally guarantee the total Notes, Aerovías del Continente Americano – Avianca, S,A, unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $367 million.

Pending bonds	$ 65,581 aggregate capital amount of 8,375% Senior Bonds payable in 2020.

Initial Issue Price:	98,706%

Initial Issue Date:	May 10, 2013

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Issue Amount:	$300 million

Interest:	The Senior Notes will bear interest at a fixed rate of 8,375% per year, The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, 2013, Interest will accrue from May 10, 2013, The second issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on May 10, 2014.

Second Issue Price:	104,50%

Second Issue Date:	April 8, 2014

Maturity Date (a):	The Senior Notes matured on May 10, 2020

(a)

Due to the COVID-19 pandemic and the adverse effects caused, was not possible the Senior Bonds pay with an expiration date of May 10, 2020, Therefore, and in accordance with the indicated in note 2e this measure was taken with the objective of preserving the Group’s cash.

•	New bonds

	Original currency	Total placed in original currency	Balance as of
			September 30,	December 31,
Issuing entities			2020	2019
Avianca Holdings S,A,	USD	484,419	$504,489	$465,612

Issuers:	Avianca Holdings S.A.

Guarantors:	Avianca Costa Rica, S.A, Avianca Perú S.A., and Taca International Airlines, S.A. fully and unconditionally guarantee the total Notes, Aerovías del Continente Americano – Avianca, S.A, unconditionally guarantee the obligations of Avianca Leasing, LLC under the Senior Notes in an amount equal to $367 million.

Pending bonds	$484,419 aggregate capital amount of 9,00% Senior Bonds payable in 2023.

Initial Issue Date:	December 31, 2019.

Issue Amount:	$484,419

Interest:	The Senior Notes will bear interest at a fixed rate of 9,00% per year, The first issuance is payable semiannually in arrears on May 10 and November 10 of each year, commencing on November 10, Interest will accrue from May 10, 2020, The interest are accumulated from December 31, 2019.

Transaction costs	The transaction costs associated with this new bond issue were $18,807, which are presented as a lower value of the initial carry amounts.

Maturity Date:	The Senior Notes will mature on May 10, 2023

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Future payments on long–term debt

The following future payments including interests on long–term debt for the periods ended September 30, 2020 and December 31, 2019.

The amounts are gross and undiscounted and include contractual interest payments and exclude the impact of netting agreements.

Aircraft and corporate debt

	Years
	One	Two	Three	Four	Five and thereafter	Total
September 30, 2020	$3,362,517	$—	$—	$—	$—	$3,362,517

December 31, 2019	$554,021	$540,615	$853,756	$612,874	$1,078,742	$3,640,008

Bonds

	Years
	One	Two	Three	Four	Five and thereafter	Total
September 30, 2020	$613,048	$—	$—	$—	$—	$613,048

December 31, 2019	$105,022	$43,598	$43,598	$506,218	$—	$698,436

Aircraft rights of use

	Years
	One	Two	Three	Four	Five and thereafter	Total
September 30, 2020	$258,773	$286,216	$277,217	$243,697	$329,306	$1,395,209

December 31, 2019	$256,192	$238,618	$226,537	$198,880	$323,329	$1,243,556

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Other rights of use

	Years
	One	Two	Three	Four	Five and thereafter	Total
September 30, 2020	$7,821	$7,697	$7,511	$5,360	$47,010	$75,399

December 31, 2019	$8,318	$8,141	$7,557	$7,487	$46,812	$78,315

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at September 30, 2020

	January 1, 2020	New acquisitions (1)	New Leases	Financial Cost	Payments	Interest Payments	Foreign exchange movement / Others (2)	Reclassification (3)	September 30, 2020
Current interest-bearing loans and borrowings (excluding items listed below)	$118,137	$51,223	$—	$6,707	$(14,447)	$(2,400)	$(9,363)	$—	$149,857
Current portion of long-term credits (excluding items listed below)	451,155	13,786	—	125,263	(228,032)	(70,732)	(245,617)	2,719,355	2,765,178
Current Bonds	65,632	—	—	56,536	85	—	—	451,936	574,189
Non-current bonds	465,612	—	—	2,314	—	—	(15,990)	(451,936)	—
Non-current portion of long term debt	2,557,257	12,908	—	—	—	—	(1,319)	(2,228,897)	339,949
Aircraft rentals – right of use	1,128,525	—	191,819	30,445	(52,729)	(2,257)	(1,222)	—	1,294,581
Other rentals – right of use	70,005	—	15	1,677	(14,400)	(1,677)	2,930	—	58,550

Total liabilities from financing activities	$4,856,323	$77,917	$191,834	$222,942	$(309,523)	$(77,066)	$(270,581)	$490,458	$5,182,304

(1)	Goods and equipment acquired during the period under finance and operative lease; these movements have no effect on the consolidated statement of cash flows.
(2)

As part of reorganization proceedings on Chapter 11, 8 aircraft of financial lease and 4 aircraft recognized as rights of use were rejected, representing a total debt of $275,868 and $ 1,222, respectively.

(3)

$490,458 it was reclassified from liabilities associated with the assets held for sale to short-term and long-term debt, Likewise, a reclassification of long-term short-term debt of $2,535,950 has been recognized for purposes of non-compliance in some terms and conditions of our debts.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Changes in liabilities derived from financing activities at September 30, 2019

	January 1, 2019	Adoption IFRS 16	New acquisitions	New Leases (1)	Financial Cost	Payments	Interest Payments	Foreign exchange movement / Others	Reclassification (3)	September 30, 2019
Current interest-bearing loans and borrowings (excluding items listed below)	$119,866	$—	$50,460	$—	$5,226	$(25,342)	$(4,650)	$(1,280)	$—	$144,280
Current portion of long-term credits (excluding items listed below)	469,500	—	62,238	—	108,652	(270,557)	(118,994)	(9,302)	2,675,519	2,917,056
Current Bonds	587,292	—	—	—	36,222	(26,879)	(25,087)	(3,667)	—	567,881
Noncurrent portion of long term debt	2,830,922	—	207,795	—	—	—	—	—	(2,675,519)	363,198
Aircraft rentals	—	1,010,200	—	132,598	32,548	(151,291)	(32,548)	—	—	991,507
Other rentals	—	69,533	—	4,222	3,431	(4,185)	(3,431)	(5,654)	—	63,916

Total liabilities from financing activities	$4,007,580	$1,079,733	$320,493	$136,820	$186,079	$(478,254)	$184,710)	$(19,903)	$—	$5,047,838

(1)	Goods and equipment acquired during the period under finance and operative lease; these movements have no effect on the statement of cash flows.
(2)

The value indicated in the cash flow is $311,493, the difference of $9,000 corresponds to a loan acquired by Aerounion for the acquisition of the Airbus A330 aircraft with Scotiabank Bank, a movement that is not shown because it is related to property and equipment.

(3)	A reclassification of long-term short-term debt of $2,365,446 has been made for purposes of non-compliance in some terms and conditions of our debts, which are currently being negotiated.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(16)	Losses per share

The calculation of basic loss per share at September 30, 2020 and 2019 is as follows:

	September 30, 2020	September 30, 2019
Net loss attributable to Avianca Holdings S,A,	$(630,237)	$(533,748)

Weighted average number of shares
(in thousands of shares)
Common stock	660,800	660,800
Preferred stock	336,187	336,187
Losses per share (1)
Common stock	$(0,63)	$(0,54)
Preferred stock	$(0,63)	$(0,54)

(1)	Expressed in dollars.

There are no interests in convertible preferred shares.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(17)	Other Comprehensive Income (“OCI”) Reserves

The movement of the other comprehensive income as of December 31 2019, to September 30, 2020, is as follows:

	Attributable to owners of the Company
				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2019	$(3,098)	$457	$(116,704)	$3	$527	$40,695	$(78,120)	$16	$(78,104)
Other comprehensive Income (loss) for the period	(46)	510	15,057	—	(3,714)	—	11,807	1,713	13,520

As of September 30, 2020	$(3,144)	$967	$(101,647)	$3	$(3,187)	$40,695	$(66,313)	$1,729	$(64,584)

The movement of the other comprehensive income as of December 31 2018, to September 30, 2019, is as follows:

	Attributable to owners of the Company
				Income tax reserves relating to (4)
	Hedging reserves (1)	Fair value reserves (2)	Reserves relating to actuarial gains and losses (3)	Fair value reserves	Reserves relating to actuarial gains and losses	Revaluation of administrative property (5)	Total	NCI	Total OCI
As of December 31, 2018	$(7,194)	$(748)	$(74,177)	$3	$86	$37,934	$(44,096)	$194	$(43,902)
Other comprehensive Income (loss) for the Period	511	1,222	(32,844)	—	373	—	(30,738)	(430)	(31,168)

As of September 30, 2019	$(6,683)	$474	$(107,021)	$3	$459	$37,934	$(74,834)	$(236)	$(75,070)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(1)	Hedging Reserves

The hedging reserve comprises the effective portion of the cumulative net change in the fair value of hedging instruments used in cash flow hedges pending subsequent recognition of the hedged cash flows (See Note 18).

(2)	Fair value reserves

The fair value reserve comprises the cumulative net change in the fair value of available–for–sale financial assets until the assets are derecognized or impaired.

(3)	Reserve relating to actuarial gains and losses

It comprises actuarial gains or losses on defined benefit plans and post–retirement medical benefits recognized in other comprehensive income.

(4)	Income tax on other comprehensive income

Whenever an item of other comprehensive income gives rise to a temporary difference, a deferred income tax asset or liability is recognized directly in other comprehensive income.

(5)	Revaluation of administrative property

Revaluation of administrative property is related to the revaluation of administrative buildings and property in Colombia, Costa Rica, and El Salvador, The revaluation reserve is adjusted for increases or decreases in fair values of such property.

The following provides an analysis of items presented net in the statement of consolidated statement of comprehensive income which have been subject to reclassification, without considering items remaining in OCI which are never reclassified to profit of loss:

	For the nine months ended September 30,
	2020	2019
Cash flow hedges:
Reclassification during the period to profit or loss	$(8,944)	$(7,532)
Effective valuation of cash flow hedged	7,735	7,846

	$(1,209)	$314

Fair value reserves:
Valuations of investments in fair value with changes in OCI	$510	$1,222

	$510	$1,222

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(18)	Derivatives recognized as hedging instruments

Financial instruments recognized as hedging instruments at fair value through other comprehensive income as of September 30, 2020 and December 31, 2019, are the following:

	September 30, 2020	December 31, 2019
Cash flow hedges - assets
Fuel price	$—	$525
Interest rate	—	11

Total	$—	$536

Cash flow hedges - liabilities
Fuel price	$—	$—
Interest rate	3,238	1,241

Total	$3,238	$1,241

The notional value of derivatives recognized as hedging instruments for the period ended December 31, 2019, is equivalent to 6,792,000 gallons of jet fuel for aircraft.

Financial assets and liabilities at fair value through other comprehensive income reflect the change in fair value of fuel price derivative contracts designated as cash flow hedges, Hedged items are designated future purchases deemed as highly probable forecast transactions.

Cash flow hedges liabilities are recognized within other liabilities in the consolidated statement of financial position.

The Group purchases jet fuel on an ongoing basis as its operating activities require a continuous supply of this commodity, The increased volatility in jet fuel prices has led the Group to the decision to enter into commodity contracts, These contracts are expected to reduce the volatility attributable to fluctuations in jet fuel prices for highly probable forecast jet fuel purchases, in accordance with the risk management strategy outlined by the Board of Directors, The contracts are intended to hedge the volatility of the jet fuel prices for a period between three and twelve months based on existing purchase agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The following table indicates the periods in which the cash flows associated with cash flow hedges are expected to occur, and the fair values of the related hedging instruments to September 30, 2020 and December 31, 2019:

September 30, 2020	Fair Value	1–12 months	12–24 months
Interest rate
Assets	$—	$—	$—
Interest rate
Liabilities	$3,238	$—	$3,238

December 31, 2019	Fair Value	1–12 months	12–24 months
Fuel price
Assets	$525	$525	$—
Interest rate
Assets	11	—	11
Liabilities	$1,241	$—	$1,241

The terms of the cash flow hedging contracts have been negotiated for the expected highly probable forecast transactions to which hedge accounting has been applied, As of September 30, 2020, and 2019, a net gain / (loss) relating to the hedging instruments of $1,209, $314 respectively, is included in other comprehensive income.

(19)	Derivative financial instruments

Derivative financial instruments at fair value through profit or loss as of September 30, 2020 and December 31, 2019, are the following:

	September 30, 2020	December 31, 2019
Derivatives not designated as hedges – liabilities
Derivative contracts of interest rate	$—	$48

Total	$—	$48

Financial instruments to fair value financial instruments to fair value without effect in other comprehensive income are derivative contracts not designated as hedges instruments for accounting purposes that are intended to reduce the levels of risk of foreign currency and interest rates.

Liabilities on derivatives not designated as hedges are recognized within other liabilities in the consolidated statement of financial position.

Foreign currency risk

Certain foreign currency forward contracts are measured at fair value through profit or loss and are not designated as hedging instruments for accounting purposes, The foreign currency forward contract balances vary with the level of expected foreign currency sales and purchases and changes in foreign currency forward rates.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Interest rate risk

The Group incurs interest rate risk primarily on financial obligations to banks and aircraft lessors, Certain financial derivative instruments are recognized at fair value through profit or loss and are not designated as hedging instruments for accounting purposes, The interest rate contracts vary according to the level of expected interest payable and changes in interest rates of financial obligations, Interest rate risk is managed through a mix of fixed and floating rates on loans and lease agreements, combined with interest rate swaps and options, Under these agreements, the Group pays a fixed rate and receives a variable rate.

(20)	Offsetting of Financial Instruments

The Group has derivative instruments that could meet the offsetting criteria in paragraph 42 of IAS 32 given that the Group has signed with its counterparties enforceable master netting arrangements, Consequently, when derivatives signed with the same counterparty and for the same type of notional result in gross assets and liabilities, the positions are set off resulting in the presentation of a net derivative, As of September 30, 2020, and December 31, 2019, the Group has not set off derivative instruments because it has not had gross assets and liabilities with the same counterparty for the same type of notional.

(21)	Fair value measurements

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of September 30, 2020:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Investments	—	47,636	—	47,636
Interest rate derivatives	—	—	—	—
Assets of the benefits plan	—	173,227	—	173,227
Assets held for sale (1)	—	870	—	870
Revalued administrative property (note 12)	$—	$—	$109,695	$109,695

(1)	Assets held for sale do not include sales costs associated.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Interest rate derivatives (notes 18 and 19)	$—	$3,393	$—	$3,393
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	$—	$5,182,304	$—	$5,182,304

The following table provides the fair value measurement hierarchy of the Group’s assets and liabilities as of December 31, 2019:

Quantitative disclosures of fair value measurement hierarchy for assets:

	Fair value measurement using
Assets measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Derivative financial assets (note 18 and 19)
Aircraft fuel hedges	$—	$525	$—	$525
Interest rate derivatives	—	11	—	11
Investments	—	55,440	—	55,440
Assets of the benefits plan	—	204,527	—	204,527
Assets held for sale (1)	—	694,336	—	694,336
Revalued administrative property (note 12)	$—	$—	$111,112	$111,112

(1)	Assets held for sale do not include sales costs associated.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Quantitative disclosures of fair value measurement hierarchy for liabilities:

	Fair value measurement using
Liabilities measured at fair value	Quoted prices in active markets (Level 1)	Significant observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total
Interest rate derivatives (notes 18 and 19)	$—	$3,393	$—	$ 3,393
Liabilities for which fair values are disclosed
Short–term borrowings and long–term debt	$—	$5,182,304	$—	$5,182,304

Fair values hierarchy

The table below analyses financial instruments carried at fair value by valuation method, The different levels have been defined as follows:

Level 1 Observable inputs such as quoted prices in active markets

Level 2 inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly; or

Level 3 inputs are unobservable inputs for the asset or liability.

For assets and liabilities that are recognized in the financial statements on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re–assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Fair values have been determined for measurement and/or disclosure purposes based on the following methods.

(a)

The fair value of financial assets which changes in OCI is determined by reference to the present value of future principal and interest cash flows, discounted at a market based on interest rate at the reporting date.

(b)

The Group enters into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings, Derivatives valued using valuation techniques with market observable inputs are mainly interest rate contracts, foreign currency forward contracts and commodity contracts, The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations, The models incorporate various inputs including the credit quality of counterparties, foreign currency spot and forward rates, interest rate curves and forward rate curves of the underlying commodity.

(c)

The fair value of short–term borrowings and long–term debt, which is determined for disclosure purposes, is calculated based on the present value of future principal and interest cash flows, discounted at a market-based interest rate at the reporting date, For finance leases, the market rate is determined by reference to similar lease agreements.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(d)

The Group uses the revaluation model to measure its land and buildings which are composed of administrative properties, Management determined that this constitutes one class of asset under IAS 16, based on the nature, characteristics and risks of the property, The fair values of the properties were determined by using market comparable methods, This means that valuations performed by the appraisals are based on active market prices, adjusted for difference in the nature, location or condition of the specific property, The Group engaged accredited independent appraisals, to determine the fair value of its land and buildings.

(22)	Income tax expense and other taxes

Assets and liabilities for taxes as of September 30, 2020 and December 31, 2019 are as follows:

	September 30, 2020	December 31, 2019
Current income tax – assets	$91,897	$99,973
Other current taxes
Current VAT – assets	77,798	90,955
Other taxes current	6,225	7,791

Total other current taxes	84,023	98,746

Total current tax – assets	$175,920	$198,719
Non-current income tax – assets	—	1

Total tax – assets	$175,920	$198,720

Current income tax – liabilities	$(35,708)	$(26,421)

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The major components of income tax expense for the six months ended September 30, 2020, and 2019 are:

Consolidated statement of comprehensive income,

	For the nine months ended September 30,
	2020	2019
Current income tax:
Current income tax charge	$(33,429)	$(20,438)
Deferred tax expense:
Relating to origination and reversal of temporary differences	(705)	(5,661)

Income tax expense reported in the income statement	$(34,134)	$(26,099)

Consolidated statement of other comprehensive income

	For the nine months ended September 30,
	2020	2019
Reserves relating to actuarial gains and losses	$(3,090)	$373

Income tax expense charged directly to other comprehensive income	$(3,090)	$373

The Group files tax returns in many jurisdictions around the world, Tax returns contain issues that are potentially subject to different interpretations of tax laws and regulations, which may lead to inquiries and legal claims with tax authorities, The resolution of these consultations and legal claims may take several years, but the Group does not currently expect that resolution to have any significant impact on the consolidated financial position or results of operations, The extent to which there are open consultations and legal claims will depend on the jurisdiction and the issue in question.

Income tax expense is recognized based on management’s estimate of the weighted average effective annual income tax rate expected for the full financial year for each component, As of September 30, 2020, and 2019 there is no effective tax rate, considering that although some of the components are taxed based on their individual profit, a loss is presented in the consolidated statements of comprehensive income.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(23)	Provisions for legal claims

As of September 30, 2020, and December 31, 2019, the Group is involved in different lawsuits and legal actions that arise in the development of commercial activities.

The changes in provisions for litigation as of September 30, 2020, and December 31, 2019 are as follows:

	September 30, 2020	December 31, 2019
Balances at the beginning of the period	$20,244	$7,809
Provisions constituted	4,575	21,208
Provisions reverse	(3,777)	(6,537)
Provisions used	(28)	(2,236)

Balances at the end of the period	$21,014	$20,244

Among the provisions for litigation are those related to labor processes (September 30, 2020: $8,945, December 31, 2019: $6,413), consumer protection processes (September 30, 2020: $2,347, December 31, 2019: $4,101) and civil processes (September 30, 2020: $789, December 31, 2019, $766).

Certain proceedings are considered possible obligations, Based on the plaintiffs’ claims, as of Sep 30, 2020, and Sep 30, 2019, these contingencies amount to a total of $159,511 and $206,382, respectively, Certain losses which may result from those proceedings will be covered either by insurance companies or with funds provided by third parties, The proceedings that will be settled using the aforementioned forms of payment are estimated $25,032 as of Sep 30, 2020 and $28,174 as of December 31, 2019.

In accordance with IAS 37, the legal claims that the Group considers representing a remote risk are not contemplated in the consolidated financial statements.

Internal investigations to determine whether we may have violated the U,S, Foreign Corrupt Practices Act and other laws

In August 2019, the Group disclosed that it had discovered a business practice at the Group whereby Group employees, including members of senior management, as well as certain members of the board of directors, provided “things of value,” which based on its current understanding have been limited to free and discounted airline tickets and upgrades, to government employees in certain countries, The Group commenced an internal investigation, supervised by the Audit Committee, and retained reputable outside counsel and a specialized forensic investigatory firm to determine whether this practice may have violated the FCPA or other potentially applicable U,S, and non-U,S, anti-corruption laws, In 2018, the Group implemented certain revisions to its policies designed to prevent such practice from occurring, including limiting the number of persons at the Group who are authorized to issue free and discounted airline tickets and upgrades, and requiring additional internal approvals, On August 13, 2019, the Group voluntarily disclosed this investigation to both the U,S, Department of Justice and the SEC, and, subsequently, to the Colombian Financial Superintendence.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Also, in February 2020, the Office of the Attorney General of Colombia served Avianca with a search warrant of its offices with the objective of collecting information related to this investigation, As has been its practice, Avianca has cooperated and will continue to cooperate with all pertinent authorities, Avianca will provide the information being requested to the Office of the Attorney General of Colombia, while exercising its legal rights to ensure that its confidential and privileged information remains protected.

The U,S, and Colombian government inquiries described above, related inquiries and developments in other countries, and the Group’s internal investigations are continuing, Any action in these or related inquiries, proceedings or other developments, or any agreement the Group enters into to settle the same, may result in substantial fines, reputational harm and other sanctions and adverse consequences, Based upon the opinion of its outside counsel, the Group believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to these matters.

Internal Investigation regarding potential impacts at the group due to corrupt business practices at Airbus

In January 2020, our primary aircraft supplier Airbus entered into a settlement with authorities in France, the United Kingdom and the United States regarding corrupt business practices, Airbus’ settlement with French authorities references a possible request by an Avianca “senior executive” in 2014 for an irregular commission payment, which was ultimately not made, As a result of this development, we have voluntarily initiated an internal investigation to analyze our commercial relationship with Airbus and to determine if we have been the victim of any improper or illegal acts, We have disclosed this internal investigation to the U,S, Department of Justice and the SEC, as well as the Superintendence of Industry and Commerce and the Colombian Office of the Attorney General, We are cooperating with all agencies, Our internal investigations are not complete and we cannot predict the outcome of these internal investigations or what potential actions may be taken by the U,S, Department of Justice, the SEC or local regulators or officials, If it is found that these business practices violated the FCPA or other similar laws applicable to us, or we were at any time not in compliance with any other laws governing the conduct of our business, we could be subject to criminal and civil remedies, including sanctions, monetary penalties and regulatory actions, which could materially and adversely affect us, The Office of the Attorney General of the Nation in Colombia has authorized us to act as potential victims of these events, and as such we have been participating.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Review of potential inadvertent violations of the U,S, Cuban Assets Control Regulations

In September 2019, the Group disclosed that it had become aware that it had become subject to U,S, jurisdiction for purposes of certain U,S, sanctions laws and regulations administered by the Office of Foreign Assets Control (OFAC) of the U,S, Department of the Treasury, This jurisdictional nexus was established as a result of the transfer, on November 9, 2018, by the Group’s parent company, Synergy Aerospace Corp, (Synergy), of approximately 78% of the Group’s voting common shares (Share Transfer) from a Panama based company to a Delaware limited liability company wholly-owned by Synergy (BRW), Synergy had formed BRW and effected the Share Transfer unilaterally in connection with BRW obtaining a loan from United Airlines, Having become aware that as a consequence of the ownership change the Group is considered a person subject to U,S, jurisdiction under certain of OFAC’s sanctions programs, the Group engaged outside counsel to conduct a review aimed at identifying any potential violations of U,S, sanctions regulations, As a result of this review, the Group identified that the regularly scheduled commercial passenger flights between cities in Central and South America and Havana, Cuba and related Cuba operations that it has historically conducted may have constituted inadvertent violations of the U,S, Cuban Assets Control Regulations (CACR) during the period following the Share Transfer, During the period beginning on the date of the Share Transfer and ending on September 30, 2019, such flights to and from Havana, Cuba comprised an inconsequential amount of the Group’s gross revenues, On September 25, 2019, the Group submitted to OFAC a preliminary voluntary self-disclosure addressing such potential inadvertent violations, followed by more detailed full narrative voluntary self-disclosures submitted on October 4, 2019, and November 25, 2019, OFAC is currently reviewing these voluntary self-disclosures, In concert with these voluntary disclosures, the Group commenced the termination of all of its Cuba-related activities, As of to date of issuance of these consolidated financial statements, the Group no longer operates any flights to Cuba, nor does the Group sell any passenger or cargo tickets involving Cuba (including via its codeshare and interline partners), The Group no longer maintains a physical presence in Cuba and has issued termination notices for all of its legacy Cuba-related contracts and employees (for example, ground services, ticket sales, and other services in Cuba that supported the Company’s now-terminated Cuba passenger flights), The Group has kept OFAC apprised of these actions and remains in communication with OFAC concerning the Group’s voluntary self-disclosures and the termination of the Company’s Cuba-related activities, Based on the above, the Group believes that there is no adequate basis at this time for estimating accruals or quantifying any contingency with respect to theses matters.

In light of the above, the Group has embarked on a comprehensive effort to improve and expand its compliance program worldwide, including enhancements to the Group’s existing sanctions screening processes, implementation of a comprehensive sanctions compliance program, and sanctions training for key Group employees.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

(24)	Future aircraft leases payments

The Group has 75 aircraft that are under financial leasing, The following is the summary of future financial lease commitments:

Aircraft
Less than one year	$1,904,577

$1,904,577

The Group has 62 aircraft that are under operating leases, which have an average lease term of 62 months, Operating leases can be renewed, in accordance with the administration’s business plan, The following is the summary of the future commitments of operating leases:

Aircraft
Less than one year	$279,688
Between one and five years	860,045
More than five years	313,695

$1,453,428

(1)

As of January 1, 2019, as a result of the adoption of IFRS 16, the leases that are legally denominated operative are recorded in the consolidated statement of financial position as part of ownership of flight equipment as well as the recognition of the related financial liability that represents the present value of the minimum payments of the lease contract.

The Group has 9 engines under an operating lease contracts for its aircraft fleet of the E190 and A320 families, The following is the summary of the future commitments of operating leases:

Engines
Less than one year	$4,789
Between one and five years	18,340
More than five years	1,414

$24,543

In February 2020, the Group finished the aircraft operating lease agreements of two E-190 with Aerolitoral, S,A, de C,V, No future incomes from lease agreements are expected.

During the third quarter of 2020, Avianca Holdings S,A, finished the wet lease of one A330, extended one A319 operating lease, and sold ten E190 and two A300F, Avianca Holdings S,A, also signed nine A320 Sale and Lease Back Agreements, by which the leases changes from financial to operating, In September 2020, the Group finished the aircraft operating lease agreements of two A319 and two A320 and the aircraft financial leasing agreement of two A321, two A330 and four ATR72.

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

The amount of recognized payments as expenses during ended Sep 30, 2020 and 2019 are as follows:

	For the nine months ended Sep 30,
	2020	2019
Leases minimum payments	$4,261	$6,286

(25)	Acquisition of aircraft

In accordance with the agreements in effect, future commitments related to the acquisition of aircraft and engines as of September 30, 2020, as follows:

	Less than one year	1-3 years	3-5 years	More than 5 years	Total
Aircraft and engine purchase commitments	$10,233	$113,291	$1,628,270	$3,941,599	$5,693,393

Amounts disclosed reflect certain discounts negotiated with suppliers as of the balance sheet date, which discounts are calculated on highly technical bases and are subject to multiple conditions and constant variations, Among the factors that may affect discounts are changes in our purchase agreements, including order volumes.

The Group plans to finance the acquisition of the commitments acquired with the resources generated by the Group and the financial operations that can be formalized with financial entities and aircraft leasing companies.

(26)	Dividends

The Group didn’t decree dividends during the nine months ended September 30, 2020, based on the retained losses as of December 31, 2019, and dividends were decreed by the Group during the nine months ended September 30, 2019, based on retained earnings as of December 31, 2019:

	September 30, 2020	September 30, 2019
Dividends decreed
Dividend - Ordinary shared	$—	$9,862
Dividend - Preferred shared	—	5,523

Total	$—	$15,385

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

At a regular meeting of the shareholders’ meeting held on March 27, 2020, unanimously of the shareholders present at the meeting, it was approved not to distribute dividends for the 2019 financial year.

The General Shareholders Meeting of Avianca Holdings S,A, at an ordinary session on March 27, 2020, unanimously by the shareholders present at the meeting, approved not to distribute dividends for the year 2019, The General Shareholders Meeting of Avianca Holdings S,A, at an ordinary session on March 22, 2019, agreed distribution of profits for the year 2018 as dividend to the shareholders preferent and ordinary of the Group that will be paid the amount of COP$50 (Preferred shared) and COP$46 (Ordinary shared) per share, respectively, The dividends decreed were paid on May 24, 2019 by the amount of COP$16 and COP$3 per share, August 23, 2019 COP$16 and COP$3 per share and September 20, 2019 COP$18 and COP$40 per share, respectively.

Dividends declared and paid to minority shareholding

During the year ended September 30, 2020, and 2019, the subsidiaries with minority interest, declared and paid dividends as follows:

	September 30, 2020			September 30, 2019
Subsidiaries	Minority Interest	AVH Participation	Total Dividends	Minority Interest	AVH Participation	Total Dividends
LifeMiles Ltd (1) (2)	—	—	—	$30,000	$70,000	$100,000

Total	$—	$—	$—	$30,000	$70,000	$100,000

(1)	The dividends received for AVH are eliminated in consolidation process.
(2)	As of December 31, 2019, there are no outstanding balances payable for dividends to minority interests.

(27)	Operating revenue

Other operating revenue for the nine months ended September 30, 2020 and 2019 is as follows:

	For the nine months ended September 30,		For the three months ended September 30,
	2020	2019	2020	2019
Passenger	799,007	2,944,559	17,167	1,043,066
Cargo	408,905	422,007	132,161	138,488
Others	179,311	102,802	57,598	21,008

Total operating revenues	1,387,223	3,469,368	206,926	1,202,562

AVIANCA HOLDINGS S.A. AND SUBSIDIARIES

(Republic of Panama)

Notes to Unaudited Condensed Consolidated Interim Financial Statements

(In USD thousands)

Other operating income

Other operating revenue for the nine months ended September 30, 2020 and 2019 is as follows:

	For the nine months ended September 30,		For the three months ended July 1 and September 30,
	2020	2019	2020	2019
Frequent flyer program	30,891	40,023	9,864	11,460
Gain on sale of fixed assets (a)	129,305	11,518	42,504	2,263
Ground operations (b)	4,417	14,526	151	5,111
Leases	465	10,513	143	2,758
Maintenance	4,675	4,773	311	(2,834)
Interline	742	1,619	14	658
Other (c)	8,816	19,830	188	1,593

	179,311	102,802	53,175	21,009

(a)

$71,505 for the rejection of 12 aircraft lease contracts, of the following families, 2 A319, 2 A320, 2 A321, 2 A330, and 4 ATR-72, related to the reorganization process under chapter 11, and 43,843 corresponding to the recognition in the income of the deferred profit of the aircraft as follows, two A330 and two A321.

(b)	Group provides services to other airlines at main hub airports.
(c)	Corresponds mainly to income from penalties, access to VIP rooms and additional services.

(28)	Subsequent events

There are no material subsequent events to be disclosed at the date of issuance of this report, different from those disclosed in note 2e.

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